NOTICE OF
2024 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR
MARCH 7, 2024

These materials are important and require your immediate attention. They require the shareholders of Ero Copper Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of ERO COPPER CORP. (the “Company” or “Ero”) will be held:

When: Wednesday, April 24, 2024 3:30 p.m. (Vancouver time)	Where: Blake, Cassels & Graydon LLP (Pacific Boardroom) 1133 Melville Street, Suite 3500, Vancouver, B.C.
The following items of business will be covered at the Meeting:
1.receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2023, and the auditor’s report thereon;
2.set the number of directors at ten (10) for the ensuing year;
3.re-elect ten (10) directors to hold office for the ensuing year;
4.reappoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year, and authorize the directors to fix the remuneration to be paid to the auditor;
5.authorize and approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation; and
6.transact such other business as may be properly brought before the Meeting.
The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be addressed at the Meeting, who can vote and how to vote. Please read it carefully before voting.
If you owned common shares of Ero as of the close of business on March 5, 2024 (the record date for the Meeting), you are entitled to receive notice of and vote at the Meeting or at any adjournment or postponement thereof.
Registered shareholders of Ero are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed proxy form in accordance with the instructions set out in the proxy form and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or vote using the telephone or internet based on instructions provided in the enclosed proxy form no later than 3:30 p.m. (Vancouver time) on April 22, 2024, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays), before the Meeting is reconvened. Please advise the Company of any change in your mailing address. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Important Notice Regarding Notice and Access
If you are a non-registered shareholder of Ero, you have received these materials, along with a voting instruction form ("VIF"), through your securities broker, custodian, nominee, fiduciary, or other intermediary holding your common shares on your behalf in accordance with applicable requirements of securities regulators. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions. Please refer to the section in the Circular entitled “Solicitation of Proxies and Voting Instructions” for additional information on how to vote your common shares.
We are using the "notice and access" model to deliver the Circular and any other proxy-related materials (collectively, the "Proxy Materials") to shareholders by providing electronic access to such materials instead of mailing paper copies. Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing and mailing costs.
The Proxy Materials are available on the Company's website at https://erocopper.com/investors/agm-materials/ and under the Company's profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov. Please review the Circular before voting.
Any shareholder may request paper copies of the Proxy Materials be mailed to them at no cost. Requests for paper copies prior to the Meeting can be made using your Control Number as it appears on your form of proxy or VIF and calling the following toll free number:

Shareholders with a 15 Digit Control Numbers	Shareholders with a 16 Digit Control Number
Within North America - 1-866-962-0498 (toll free)	Within North America - 1-877-907-7643 (toll free)
Outside of North America - 1-514-982-8716 (toll free)	Outside of North America - 1-303-562-9305 (toll free)
Requests for paper copies on or after the Meeting can be made by calling the Company's transfer agent, Computershare, at 1-800-564-6253 (toll free) or 1-514-982-7555 (toll free).
Paper copies of the Proxy Materials will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these materials before the April 22, 2024 proxy voting deadline noted above, please contact Computershare by no later than 5 p.m. (Vancouver time) on April 12, 2024.
Should you have any questions about notice and access, please call Computershare at 1-866-964-0492 (toll free).
DATED at Vancouver, British Columbia, this 7th day of March, 2024.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Christopher Noel Dunn
Christopher Noel Dunn
Chairman

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
Dear Fellow Shareholders,
On behalf of Ero Copper's Board of Directors (the "Board") and Management, I am pleased to highlight the significant strides our Company made in 2023 towards doubling our copper production levels to approximately 100,000 tonnes in 2025 and achieving sustained annual gold production of approximately 60,000 ounces. I am proud to report several strategic milestones delivered across our organic growth initiatives:
Tucumã Project
•We have achieved 85% physical completion of the Tucumã Project, where the Company is constructing a new copper mine located in the Carajás Mineral Province of Pará State, Brazil. We are currently transitioning from construction to commissioning, with initial copper production on schedule to commence in the second half of 2024.
Pilar 3.0
•The completion of surface infrastructure and installation of key underground infrastructure enabled the initiation of main shaft sinking at the Pilar Mine's new external shaft in December 2023.
•The Caraíba mill expansion was finalized with the successful integration of a third ball mill prior to year-end, increasing our processing throughput capacity from 3.0 to 4.2 million tonnes annually.
NX60
•We completed development of, and commenced production from, the new Matinha vein at our Xavantina gold mine, contributing to record gold production of over 59,000 ounces in 2023.
Despite a challenging macroeconomic environment characterized by continued cost inflation as well as lower copper prices and a stronger Brazilian real against the U.S. dollar compared to 2022, our successful execution of the NX60 initiative led to strong production and financial results for the year. This included approximately $163 million in cash flow from operations, marking an increase of nearly $20 million year-on-year.
In light of these macroeconomic challenges, our management team prudently elected to fortify our balance sheet with a $111 million bought deal financing in November 2023. This decision, driven by short-term copper price uncertainty, was met with strong support from our shareholders. As a result, our liquidity position at the end of 2023, inclusive of a fully undrawn $150 million senior secured credit facility, stood at over $260 million.
In late 2023, we also announced a binding letter of intent with Vale Base Metals ("VBM") to earn a 60% interest in Furnas copper project ("Furnas"), located in the Carajás Mineral Province of Pará State, Brazil. To earn this 60% interest, we have committed to solely fund exploration and engineering work over a five-year period following the execution of a definitive earn-in agreement and have granted VBM a free carry of up to 11% on future construction capital expenditures. We believe Furnas is a world-class project and are delighted to partner with VBM on this exciting opportunity.

"Operating in Brazil, a global leader in renewable energy, uniquely positions us to produce some of the world's lowest carbon-intensity copper. As we aim to double our copper production by 2025, we are eager to support global decarbonization in a way that underscores our dedication to sustainability and environmental stewardship."
With respect to our longer-term growth initiatives, we also remain focused on our dedicated nickel sulphide exploration program at the Caraíba Operations, where drilling in 2023 continued to delineate the Umburana System and test additional nickel targets. With approximately 11,500 meters of nickel exploration drilling planned for 2024, we look forward to demonstrating the Curaçá Valley's potential to be a globally significant magmatic sulphide district for both copper and nickel.
In parallel, we continue to prioritize our environmental, social, and governance ("ESG") objectives. Our fourth annual sustainability report, published in August 2023, details our ESG strategy, practices, performance and goals. Since this publication, we have continued to make progress in aligning with the Mining Association of Canada’s Towards Sustainable Mining (“TSM”) initiative and the Task Force on Climate-related Financial Disclosures (“TCFD”). We have also reaffirmed our commitment to the Ten Principles of the U.N. Global Compact, as evidenced by our second Communication on Progress submitted in February 2024.
Looking ahead, we remain encouraged by the robust fundamentals of the copper market, closely tied to global decarbonization efforts. Copper's essential role in electrification and renewable energy highlights its crucial part in achieving a low-carbon future. Operating in Brazil, a global leader in renewable energy, uniquely positions us to produce some of the world's lowest carbon-intensity copper. As we aim to double our copper production by 2025, we are eager to support global decarbonization in a way that underscores our dedication to sustainability and environmental stewardship.
In governance matters, we welcomed Mr. Faheem Tejani to our Board on November 1, 2023. Mr. Tejani’s extensive financial expertise and board experience, notably with Pretium Resources prior to its acquisition by Newcrest Mining, will be invaluable to Ero Copper. Concurrently, we bid farewell to Mr. Matthew Wubs, who will not seek re-election at the upcoming Meeting. His contributions as a founding Board member and as Chair of the Audit Committee throughout his Board tenure, have been instrumental to our success.
We encourage you to review our Circular before the Meeting. Your participation and vote are important to us.
On behalf of the Board of Directors and Management, thank you for your continued support and trust in Ero Copper.
Sincerely,
/s/ David Strang
David Strang
Chief Executive Officer
March 7, 2024

MANAGEMENT INFORMATION CIRCULAR
ABOUT THIS MANAGEMENT INFORMATION CIRCULAR
This Circular is furnished in connection with the solicitation of proxies by the management of Ero for use at the Meeting to be held at 3:30 p.m. (Vancouver time) on Wednesday, April 24, 2024 and at any adjournments or postponement thereof for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made by our directors, officers and employees, without special compensation. All costs of the solicitation for the Meeting will be borne by the Company.
Unless otherwise specified, the information contained in this Circular is current as of March 7, 2024. In this Circular, unless otherwise indicated, all dollar amounts represented by “$” are references to Canadian dollars and all dollar amounts represented by “US$” are references to United States dollars.

In this Circular, “we”, “us”, “our”, “Ero”, "Ero Copper" and the “Company” means Ero Copper Corp.
“You”, “your” and “shareholder” means holders of Shares of Ero as of the March 5, 2024 record date.
Your vote is important. You can vote by completing the proxy form included with this package or by attending the Meeting in person.

NOTICE AND ACCESS
Ero has elected to deliver the Proxy Materials, including the Circular, using the notice and access provisions, which govern the delivery of proxy-related materials to shareholders via the internet. The notice and access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for delivery to registered shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for delivery to non-registered (beneficial) shareholders (collectively, the "Notice and Access Provisions").
The Notice and Access Provisions allow the Company to choose to deliver the Proxy Materials to shareholders by posting them on a non-SEDAR+ website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. The Notice and Access Provisions can be used to deliver materials for both general and special meetings. Shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Circular, be mailed to them at the Company’s expense.
Under the Notice and Access Provisions, the Company must send to each shareholder a notice of meeting (the "N&A Notice") and the applicable voting document, being a form of proxy in the case of registered shareholders, or a VIF in the case of non-registered (beneficial) shareholders (collectively, the “notice package”).

On or about March 15, 2024, the Company will send to holders of Ero common shares of record as of the close of business on March 5, 2024 (the record date for the Meeting) a notice package containing the N&A Notice and the applicable voting document. The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the Proxy Materials, including the Circular electronically, an explanation of the notice and access process and details of how to obtain a paper copy of the Proxy Materials upon request at no cost.
The Proxy Materials are available on the Company's website at https://erocopper.com/investors/agm-materials/ and under the Company's profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov. Please review the Circular before voting.
Any shareholder may request paper copies of the Proxy Materials be mailed to them at no cost. Requests for paper copies prior to the Meeting can be made using your Control Number as it appears on your form of proxy or VIF and calling the following toll free number:

Shareholders with a 15 Digit Control Numbers	Shareholders with a 16 Digit Control Number
Within North America - 1-866-962-0498 (toll free)	Within North America - 1-877-907-7643 (toll free)
Outside of North America - 1-514-982-8716 (toll free)	Outside of North America - 1-303-562-9305 (toll free)
Requests for paper copies on or after the Meeting can be made by calling the Company's transfer agent, Computershare, at 1-800-564-6253 (toll free) or 1-514-982-7555 (toll free).
Paper copies of the Proxy Materials will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these materials before the April 22, 2024 proxy voting deadline noted in the accompanying Notice of Annual General Meeting of Shareholders and below, please contact Computershare by no later than 5 p.m. (Vancouver time) on April 12, 2024.
Ero will not rely upon the use of "stratification". Stratification occurs when a reporting issuer, using the Notice and Access Provisions, provides a paper copy of its information circular to some shareholders together with the N&A Notice to be provided to shareholders as described above. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, and will not receive a paper copy of the Circular unless they expressly request a copy.
Should you have any questions about notice and access, please call Computershare toll-free at 1-866-964-0492.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS
Who Can Vote
Each holder of common shares of the Company (the “Shares”) is entitled to one vote for each Share registered in his, her or its name held at the close of business on March 5, 2024, the date fixed by the board of directors of the Company (the “Board”) as the record date for determining who is entitled to receive notice of and to vote at the Meeting.
The voting process is different depending on whether you are a registered or non-registered shareholder.
Registered shareholders
You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder in the records of our transfer agent, Computershare Investor Services Inc. (“Computershare”).
Non-registered (beneficial) shareholder
You are a non-registered (beneficial) shareholder if your Shares are not registered in your name, but are instead registered in the name of either:
•an intermediary that you deal with in respect of your Shares, such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee); or
•a clearing agency (such as, among others, CDS & Co.) that acts on behalf of your nominee.
Please be sure to follow the appropriate voting procedure set out below.
How to Vote
Registered Shareholders
You can vote by proxy or in person at the Meeting.
Voting by proxy
Voting by proxy is the easiest way to vote because you can appoint any person or company to be your proxyholder to attend the Meeting and vote your Shares according to your instructions. This proxyholder does not need to be a shareholder.

The executive officers of the Company named in the proxy form (the “Ero proxyholders”) can act as your proxyholder and vote your Shares according to your instructions. If you appoint the Ero proxyholders and do not indicate your voting instructions, they will vote your Shares:
•for setting the number of directors at ten (10) for the ensuing year;
•for the re-election of the nominated directors listed in the proxy form and in this Circular;
•for the reappointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia (“KPMG”) as the independent auditor of the Company, at a remuneration to be set by the Board; and
•for the authorization and approval of a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation.
This is consistent with the voting recommendations of the Board and management of Ero. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business set out in the Notice of Annual General Meeting of Shareholders, the Ero proxyholders will vote according to management’s recommendations.
You have the right to appoint as proxyholder a person or company other than the Ero proxyholders to attend and act on your behalf at the Meeting. You can do so by inserting the name of the person or company in the blank space provided in the enclosed proxy form or by completing another form of proxy.
By completing and returning the proxy, you are authorizing your proxyholder to vote your Shares or withhold your vote in accordance with your instructions on any ballot that may be called for at the Meeting and if you specify a choice on a matter, your Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit.
If you appoint someone other than the Ero proxyholders to be your proxyholder, he or she must attend and vote at the Meeting for your vote to be counted.
You can mail your completed proxy form to Computershare, Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or you can vote using the telephone or internet based on instructions provided in the enclosed proxy form.

To be effective, Computershare must receive your completed proxy form by no later than 3:30 p.m. (Vancouver time) on April 22, 2024. If the Meeting is adjourned or postponed, Computershare must receive your completed proxy form at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.
Questions? Call Computershare at 1-800-564-6253 (outside North America 514-982-7555).
Voting in person
If you want to attend the Meeting and vote in person, do not return the proxy form. Simply register with a representative of Computershare when you arrive at the Meeting.
Non-Registered (Beneficial) Shareholders
You can also vote by proxy or in person at the Meeting.
Voting by proxy
There are two types of non-registered (beneficial) shareholders:
•a non-objecting beneficial owner (“NOBO”) who does not object to us knowing their identity; and
•an objecting beneficial owner (“OBO”) who does not want us to know their identity.
In accordance with the requirements of NI 54-101, we have elected to deliver the proxy-related materials, including a VIF (collectively, the “Meeting Materials”) indirectly through intermediaries for onward distribution to the NOBOs and the OBOs (unless such shareholder has waived the right to receive such materials). We do not intend to pay for the distribution of the Meeting Materials by intermediaries and clearing agencies to OBOs, and OBOs will not receive the materials unless the OBOs’ intermediaries and clearing agencies assume the cost of delivery. Intermediaries often use a service company (such as Broadridge Investor Communication Solutions, Inc.) to deliver the Meeting Materials.
Securities regulatory policies require intermediaries that you deal with in respect of your Shares (such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee)) to seek voting instructions from non-registered (beneficial) shareholders in advance of shareholder meetings. Generally, non-registered (beneficial) shareholders who have not waived the right to receive the Meeting Materials will be given a VIF which must be completed and signed by the non-registered shareholder in accordance with the directions on the VIF. Each intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered (beneficial) shareholders to ensure that their Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a non-registered (beneficial) shareholder by its intermediary is identical to the form of proxy provided by the Company to registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the intermediary) on how to vote on behalf of the non-registered (beneficial) shareholder.

A non-registered (beneficial) shareholder who receives a VIF or form of proxy cannot use that form to vote Shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting to have the Shares voted at the Meeting on your behalf. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the Shares they beneficially own. Accordingly, each non-registered (beneficial) shareholder should carefully review the VIF or form of proxy and voting procedures that your intermediary has furnished with this Circular, and provide instructions as to the voting of your Shares to the appropriate persons, in accordance with those voting procedures.
Voting in person
If you want to attend the Meeting or appoint a person other than the Ero proxyholder to attend the Meeting on your behalf and vote, you must take the following steps:
1.Submit your Instrument of Proxy or VIF: Follow the instructions provided on the VIF and/or by your intermediary and submit the VIF. You cannot use a VIF to vote during the Meeting.
2.Submit your Legal Proxy: You must request a legal proxy form from your intermediary, granting you or your proxyholder, as the case may be, the right to attend the Meeting and vote during the Meeting, and return the legal proxy to Computershare by email at uslegalproxy@computershare.com by no later than 3:30 p.m. (Vancouver time) on April 22, 2024, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened.
When you arrive at the Meeting, you or your proxyholder, as the case may be, must register with a representative of Computershare.
Changing your Vote
Registered Shareholders
You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your personal representative, if he or she has your written authorization. If you represent a registered shareholder that is a corporation, your written notice must have the seal of the corporation, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice. The new completed proxy form or written revocation notice must be received at our head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 at any time up to and including the last business day before the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day before the Meeting is reconvened, or with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. You can also revoke your proxy in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders
Follow the instructions provided on the VIF and/or by your intermediary to revoke your proxy.
Shareholder Questions
Shareholders who have questions or need assistance should contact:

Deepk Hundal, Senior Vice President, General Counsel and Corporate Secretary of the Company	Mail: 625 Howe Street, Suite 1050, Vancouver BC, V6C 2T6 Phone: (604) 449-9236 Email: info@erocopper.com
Computershare, (the Company’s transfer agent)
Mail: 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1
Phone: 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (from outside Canada and the United States)
Fax: 1-888-453 0330 (toll-free in Canada and the United States) or 514-982 7635 (from outside Canada and the United States)
E-mail: Service@Computershare.com

Votes Necessary to Pass Resolutions
A simple majority of affirmative votes cast at the Meeting is required to pass each of the resolutions described in this Circular. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, the nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's most recently completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON
We will cover the following items of business at the Meeting:
1.Financial Statements
The audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Company for the financial year ended December 31, 2023 are available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR at www.sec.gov.
The audited consolidated financial statements of the Company for financial year ended December 31, 2023, and the auditor’s report thereon, will be placed before the shareholders at the Meeting. No shareholder vote is required for this item.
2.Number of Directors
Management proposes that the number of directors on the Board be set at ten (10) for the ensuing year.
Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at ten (10), subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).
We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at ten (10).
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at ten (10).
3.Election of Directors
Ten current directors of the Company will be standing for re-election at the Meeting. Matthew Wubs, a valued and long-serving member of our Board, will not be standing for re-election as he plans to dedicate more time to his family business. Among his many contributions, Mr. Wubs served as the Chair of our Audit Committee from February 2017 to November 2023. We thank Mr. Wubs for his invaluable contributions and tireless dedication since joining the Board in 2016.
Christopher Noel Dunn (Chairman), David Strang (Chief Executive Officer (“CEO”)), Jill Angevine, Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, Faheem Tejani, John Wright and Matthew Wubs have been nominated for re-election based on the diversity of skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities.

Majority Voting Policy
The Company has adopted a majority voting policy (the “Majority Voting Policy”). See “Corporate Governance Practices – The Board – Majority Voting Policy” below.
Nominees for Election as Directors
Each current director’s term of office will expire immediately prior to the Meeting. Persons named below will be presented for re-election at the Meeting as management’s nominees (the “Nominees”):
•Christopher Noel Dunn;
•David Strang;
•Jill Angevine;
•Lyle Braaten;
•Steven Busby;
•Dr. Sally Eyre;
•Robert Getz;
•Chantal Gosselin;
•Faheem Tejani; and
•John Wright.
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-election of the Nominees.
We do not contemplate that any of the Nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote for the election of any other person or persons, unless you specify that your Shares are to be withheld from voting on the election of directors.
Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company or with the provision of the BCBCA.
Set out below is the name of each Nominee, their province or state and country of residence, their current position(s) and office(s) held with the Company, their principal occupation(s) during the preceding five years, the date they became a director of the Company, and the number of Shares they beneficially own, or control or direct, directly or indirectly, as at the date of this Circular.

Christopher Noel Dunn, Chairman
Age: 64 Massachusetts, USA Director since May 16, 2016 Non-Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Governance
•Human Resources and Compensation
•Information Technology and Security
•International Business
•Risk Management
•Strategic Planning and M&A

Messrs. Dunn and Strang formed Ero in May 2016. Mr. Dunn currently serves as a non-executive director and Chairman of the Board, and previously served as the Executive Chairman of the Company from May 16, 2016 until his retirement from this executive position on December 31, 2022.
Mr. Dunn has over 25 years’ experience in the investment banking industry, primarily with Goldman Sachs managing a capital underwriting business in London. In later years he worked with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals. Mr. Dunn is a former director of Pan American Silver Corp. and Pretivm Resources Inc. Prior to forming Ero Resource Partners LLC in February 2014 with Mr. Strang, he was a Managing Director of Liberty Mining & Metals LLC, a subsidiary of Liberty Mutual Investments from 2011 to 2013.
Mr. Dunn holds a Master of Arts degree from the University of Edinburgh and a Master of Science degree from the University of Durham.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	2,057,121(1) 12,882 US$465,000 Yes		2023	For: 98.54%
			2022	For: 98.05%
			2021	For: 98.64%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors only	8 of 8	100%	None
Notes:
(1)Mr. Dunn also holds 42,540 stock options (“Options”) to purchase Shares issued pursuant to the Amended and Restated Stock Option Plan of the Company, effective May 7, 2020 and as amended on April 26, 2023 (the “Stock Option Plan”), 37,844 performance share units (“PSUs”) and 8,831 restricted share units (“RSUs”) issued pursuant to the Amended and Restated Share Unit Plan of the Company, effective May 7, 2020 and as amended on April 26, 2023 (the “Share Unit Plan”), entitling him to acquire in the aggregate an additional 89,215 Shares, assuming that 100% of the PSUs vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. One-third of the RSUs will vest on an annual basis, with the first tranche vesting on the first anniversary of the grant date. Pursuant to the Share Unit Plan, the Company has the right to redeem PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see “Compensation Committee Decisions Relating to 2023 Compensation – Options and Share Based Awards” below for further details.
(2)Pursuant to the terms of the Deferred Share Unit Plan of the Company (the “DSU Plan”), Deferred Share Units (“DSUs”) may only be settled in cash upon Mr. Dunn’s death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Dunn, as a non-executive director and Chairman of the Board, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$155,000 in Shares, RSUs and/or DSUs. Please see "Share Ownership Policy" below for further details.

David Strang, Chief Executive Officer
Age: 55 British Columbia, Canada Director since May 16, 2016 Non-Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Corporate Social Responsibility
•Exploration and Geology
•Governance
•Human Resources and Compensation
•International Business
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Messrs. Strang and Dunn formed Ero in May 2016. Mr. Strang has served as the Chief Executive Officer and as a director of the Company since May 16, 2016. Mr. Strang also served as the President of the Company from May 16, 2016 until January 4, 2020.
Mr. Strang served as a director, President and Chief Executive Officer of Lumina Copper Corp. from August 2008 until its sale to First Quantum Minerals Limited in August 2014. He then formed Ero Resource Partners LLC in February 2014 with Mr. Dunn. Mr. Strang also served as a director, President and Chief Executive Officer of Lumina Royalty Corp. (sold to Franco Nevada Corporation in 2011), Global Copper Corp. (sold to Teck Resources in 2008), and Lumina Resources Corp. (sold to Western Copper Corp. in 2006). Prior to this, Mr. Strang served as President of Regalito Copper Corp. (sold to Pan Pacific in 2006), and Vice President, Corporate Development of Northern Peru Copper Corp. (sold to China Minmetals and Jiangxi Copper in 2008) and (the original) Lumina Copper Corp. Mr. Strang has over 25 years of corporate finance experience, particularly in the areas of corporate and asset valuation, and has over 15 years of experience as an officer and director.
Mr. Strang holds a Bachelor of Science degree in Applied Earth Sciences from Stanford University.

Share Ownership as at March 7, 2024			Voting Results
Shares Target Requirement(2) Meets Requirement	4,813,760(1) US$1,920,000 Yes		2023	For: 99.82%
			2022	For: 99.85%
			2021	For: 100.00%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors only	8 of 8	100%	None
Notes:
(1)Mr. Strang also holds 176,305 Options, 146,547 PSUs and 55,743 RSUs, entitling him to acquire in the aggregate an additional 378,595 Shares, assuming that 100% of the PSUs vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. One-third of the Options and RSUs will vest on an annual basis, with the first tranche vesting on the first anniversary of the grant date. Pursuant to the Share Unit Plan, the Company has the right to redeem PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see “Compensation Committee Decisions Relating to 2023 Compensation – Options and Share Based Awards” below for further details.
(2)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Strang, as the Chief Executive Officer of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$640,000 in Shares and/or RSUs. Please see “Share Ownership Policy” below for further details.

Jill Angevine
Age: 55 Alberta, Canada Director since Aug. 1, 2022 Independent

Areas of Experience
•Accounting and Tax
•Capital Markets and Finance
•Corporate Social Responsibility
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•Risk Management
•Strategic Planning and M&A

Ms. Angevine is a finance professional with more than 25 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm, and holds non-executive directorships at Advantage Energy Ltd., Grey Wolf Animal Health Corp. and Tourmaline Oil Corp.
Ms. Angevine holds a Bachelor of Commerce degree from the University of Calgary and has been a Chartered Professional Accountant (CPA, CA) since 1991, a Chartered Financial Analyst (CFA) since 1998, and completed the Institute of Corporate Directors (ICD.D) program in 2014.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	20,000(1) 24,739 US$255,000 Yes		2023	For: 98.51%
			2022	N/A
			2021	N/A
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	8 of 8	100%	Advantage Energy Ltd. Grey Wolf Animal Health Corp. Tourmaline Oil Corp.
Audit Committee (Chair)(4)	4 of 4	100%
Notes:
(1)Ms. Angevine also holds 28,412 Options, entitling her to acquire an additional 28,412 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Ms. Angevine's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Ms. Angevine, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs within five years of her appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.
(4)Ms. Angevine was appointed the Chair of the Audit Committee on November 3, 2023.

Lyle Braaten
Age: 60 British Columbia, Canada Director since July 27, 2016 Independent			Areas of Experience •Capital Markets and Finance •Corporate Social Responsibility •Governance •International Business •Legal and Regulatory •Risk Management •Strategic Planning and M&A
Mr. Braaten is a lawyer and the President of Miedzi Copper Corp. (since 2012), a private Canadian corporation involved in mineral exploration in Poland and the Vice President, Legal Counsel and a director of Lumina Gold Corp. (a Lumina Group company). Mr. Braaten joined the Lumina Group in 2008 and assisted in the creation of Magma Energy Corp., a renewable energy company focused on international geothermal energy development. In 2011, Magma and Plutonic Power merged to create Alterra Power Corp. In 2018, Alterra was acquired by Innergex Renewable Energy for $1.1 billion. Mr. Braaten is a former director of Anfield Gold Corp, Lumina Royalty Corp. and Luminex Resources Corp.
Mr. Braaten received a law degree from the University of British Columbia in 1989 and a Bachelor of Science from the University of Calgary in 1986. Mr. Braaten is a member of the Law Societies of British Columbia and Yukon.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	336,666(1) 26,446 US$255,000 Yes		2023	For: 95.91%
			2022	For: 92.57%
			2021	For: 86.64%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	8 of 8	100%	Lumina Gold Corp.
Compensation Committee	6 of 6	100%
Nominating and Corp. Governance Committee	5 of 5	100%
Notes:
(1)Mr. Braaten also holds 22,358 Options, entitling him to acquire an additional 22,358 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Mr. Braaten's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Braaten, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Steven Busby
Age: 64 British Columbia, Canada Director since July 27, 2016 Independent

Areas of Experience
•Corporate Social Responsibility
•Exploration and Metallurgy
•Governance
•Government Relations
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Legal and Regulatory
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Mr. Busby is the Chief Operating Officer of Pan American Silver Corp. (since 2008) with over 40 years of experience in the mining industry where he has participated in successful mine development, construction and operations in both North and South America, Africa and Asia. As Chief Operating Officer, he is responsible for Pan American’s operations, projects, safety, and environmental matters. Mr. Busby has previously held positions in a privately-owned consulting firm, Coeur d’Alene Mines Corp., Amax Gold Inc., Meridian/FMC Gold Company, and Nerco Minerals Company.
Mr. Busby holds a Bachelor of Science degree in Mineral Processing Engineering and is a member of the Montana Tech Metallurgical Engineering Department Advisory Board.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	333,866(1) 49,492 US$255,000 Yes		2023	For: 98.54%
			2022	For: 98.66%
			2021	For: 98.64%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	7 of 8	88%	None
Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Nominating and Corp. Governance Committee	5 of 5	100%
Notes:
(1)Mr. Busby also holds 22,358 Options, entitling him to acquire an additional 22,358 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Mr. Busby's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Busby, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Dr. Sally Eyre
Age: 52 British Columbia, Canada Director since Aug. 12, 2019 Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Corporate Social Responsibility
•Exploration and Geology
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Legal and Regulatory
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. Dr. Eyre is also a non-executive director of Centamin plc. and Equinox Gold Corp. From August 2011 to January 2014, she served as President and Chief Executive Officer of Copper North Mining and, prior thereto, served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial Ltd. and has held executive positions with a number of Canadian resource companies.
Dr. Eyre holds a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists (SEG), a member of the Institute of Corporate Directors and a former Director of the SEG Canada Foundation.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	Nil(1) 38,216 US$255,000 Yes		2023	For: 97.52%
			2022	For: 89.03%
			2021	For: 99.16%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	8 of 8	100%	Centamin plc Equinox Gold Corp.
Compensation Committee	5 of 6	83%
Nominating and Corp. Governance Committee (Chair)	5 of 5	100%
Notes:
(1)Dr. Eyre also holds 10,580 Options, entitling her to acquire an additional 10,580 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Dr. Eyre's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Dr. Eyre, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Robert Getz
Age: 61 Connecticut, USA Director since June 14, 2018 Independent

Areas of Experience
•Accounting and Tax
•Capital Markets and Finance
•Communication and Media Relations
•Corporate Social Responsibility
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Strategic Planning and M&A

Mr. Getz brings over 35 years of experience in public and private investments and international mergers and acquisitions. Mr. Getz currently serves as Managing Partner of Pecksland Capital Partners (since December 2015), a private investment and advisory firm. Mr. Getz previously served as a Founder and Managing Director of Cornerstone Equity Investors (from September 1996 until December 2016), a private equity investment company. Mr. Getz has served as a director of numerous public and private companies, including many metals and mining companies. He currently serves as the chairman of the board of directors of Haynes International, Inc., a developer and integrated producer of specialty nickel alloys, and as a director of Techtronic Industries Company Limited. Mr. Getz previously served as chairman of the board of directors of Crocodile Gold Corp., a gold mining company with operations in Australia, prior to the company’s merger with Newmarket Gold in July 2015. Mr. Getz subsequently served as a director of Newmarket Gold Inc. until May 2016. Newmarket Gold Inc. was subsequently acquired by Kirkland Lake Gold Ltd. in December 2016.
Mr. Getz holds a Bachelor of Arts, cum laude, from Boston University, and a Master of Business Administration in Finance from the Stern School at New York University.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	130,166 (1) 26,446 US$255,000 Yes		2023	For: 98.00%
			2022	For: 98.28%
			2021	For: 98.64%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	8 of 8	100%	Haynes International, Inc. Techtronic Industries Company Limited
Compensation Committee (Chair)	6 of 6	100%
Nominating and Corp. Governance Committee	5 of 5	100%
Notes:
(1)Mr. Getz also holds 22,358 Options, entitling him to acquire an additional 22,358 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Mr. Getz's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Getz, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Chantal Gosselin
Age: 54 British Columbia, Canada Director since Aug. 12, 2019 Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Mining Operations
•Project Management and Technical Services
•Strategic Planning and M&A

Ms. Gosselin is an experienced corporate board member with over 30 years of combined experience in mining operations and capital markets. Her involvement in the financial markets range from asset management to sell side analyst. She has held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin has also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. She currently serves on the board of three TSX-listed companies in the natural resource sector. Additionally, Ms. Gosselin is a member of the board of the not-for-profit Canadian Mineral Industry Education Foundation.
Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Institute of Corporate Director program.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	10,174(1) 41,173 US$255,000 Yes		2023	For: 99.10%
			2022	For: 99.56%
			2021	For: 100.00%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	8 of 8	100%	Pan American Silver Corp. Prime Mining Corp. Wheaton Precious Metals Corp.
Audit Committee	4 of 4	100%
Environmental, Health, Safety and Sustainability Committee (Chair)	5 of 5	100%
Notes:
(1)Ms. Gosselin also holds 42,358 Options, entitling her to acquire an additional 42,358 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Ms. Gosselin's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Ms. Gosselin, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Faheem Tejani
Age: 50 Ontario, Canada Director since Nov. 1, 2023 Independent
Areas of Experience
•Capital Markets and Finance
•Accounting and Tax
•Governance
•Human Resources and Compensation
•Information Technology and Security
•International Business
•Legal and Regulatory
•Risk Management
•Strategic Planning and M&A

Mr. Tejani is a financial professional with over 25 years of experience in capital markets, corporate finance, and mergers and acquisitions. He is currently the President of Capital Asset Lending, one of the largest private mortgage administrators of non-traditional residential mortgages in Canada. Prior to this, he dedicated over 17 years of his career to BMO Capital Markets, culminating his tenure as Managing Director in the Equity Capital Markets division, with a focus on the mining and metals sector. Before joining BMO Capital Markets, he worked at one of the largest global accounting firms. Mr. Tejani served on the board of directors of Pretium Resources Inc. from 2018 until its acquisition by Newcrest Mining Ltd. in March 2022.
Mr. Tejani holds a Bachelor of Arts (Honours) degree from the University of Western Ontario and has been a Chartered Professional Accountant since 2000.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	20,000(1) 13,396 US$255,000 Yes		N/A
Ero Board & Committee Membership(4)	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	2 of 2	100%	None
Audit Committee	N/A	N/A
Compensation Committee	2 of 2	100%
Notes:
(1)Mr. Tejani also holds 17,850 Options, entitling him to acquire in the aggregate an additional 17,850 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Mr. Tejani's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Tejani, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs within five years of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.
(4)Mr. Tejani was appointed to the Board on November 1, 2023 and to the Audit Committee and Compensation Committee on November 3, 2023. The Audit Committee held its last meeting of 2023 prior to Mr. Tejani's appointment to the committee.

John Wright, Lead Director
Age: 71 British Columbia, Canada Director since July 27, 2016 Independent

Areas of Experience
•Exploration, Geology and Metallurgy
•Governance
•Health, Safety, Environment (including Climate)
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Mr. Wright has served as the Lead Director of the Company since May 15, 2017.
Mr. Wright is a Metallurgical Engineer and Honours graduate of Queen’s University in Ontario. He has over 40 years of experience in many facets of the exploration and mining industry. Mr. Wright was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright currently serves as chairman of SilverCrest Metals Inc. and is a former director of Luminex Resources Corp., Lumina Copper Corp., Northern Peru Copper, Global Copper Corp. and Bitterroot Resources Ltd.
Mr. Wright has a P.Eng. (retired) designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Share Ownership as at March 7, 2024			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	652,332(1) 26,446 US$420,000 Yes		2023	For: 99.80%
			2022	For: 99.83%
			2021	For: 91.58%
Ero Board & Committee Membership	2023 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	8 of 8	100%	SilverCrest Metals Inc.
Audit Committee	4 of 4	100%
Environmental, Health, Safety and Sustainability Committee	5 of 5	100%
Notes:
(1)Mr. Wright also holds 22,358 Options, entitling him to acquire an additional 22,358 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash upon Mr. Wright's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Wright, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$140,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

The Nominees, as a group, beneficially owned, or controlled or directed, directly or indirectly, 8,373,985 Shares, representing approximately 8.15% of the total number of Shares outstanding before giving effect to the exercise of any Options, PSUs and RSUs (as the case may be) held by such Nominees.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No Nominee is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, CEO or Chief Financial Officer (“CFO”) of any company (including Ero), that: (i) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) and that was issued while the Nominee was acting in the capacity as director, CEO or CFO; or (ii) was subject to an Order that was issued after the Nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.
No Nominee (i) is, as at the date of this Circular, or was within the 10 years before the date of this Circular, a director or executive officer of any company (including Ero) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.
No Nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.
4.Appointment of Auditor
KPMG has been the independent auditor of the Company since May 15, 2017.
At the Meeting, we will ask shareholders to reappoint KPMG as auditor of the Company until the close of the next annual meeting of the shareholders and authorize the Board to fix the remuneration to be paid to the auditor. The following table discloses the aggregate fees billed to the Company and its subsidiaries by KPMG in the financial years ended December 31, 2023 and 2022.

Financial Year End	Audit Fees(1)	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2023	US$907,504	Nil	Nil	Nil
December 31, 2022	US$893,357	Nil	Nil	Nil
Note:
(1)The aggregate fees billed for the audit of the annual consolidated financial statements of the Company, quarterly interim review of the Company and of its Brazilian subsidiaries, statutory audits of the Company’s Brazilian subsidiaries and for services rendered in connection with offering memoranda and Registration Statements.
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the reappointment of KPMG as auditor of the Company until the close of the next annual meeting of the shareholders, at a remuneration to be fixed by the Board.
5.Advisory Vote on Executive Compensation
The Board and the Compensation Committee believe that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.
A detailed discussion of the Company’s compensation philosophy and executive compensation program can be found in the “Compensation Discussion and Analysis” section of this Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:
RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board and the Compensation Committee, the shareholders of the Company accept the approach to executive compensation disclosed in the Circular with respect to the Meeting.
As this is an advisory vote, it is not binding on the Board or the Compensation Committee. The Board and the Compensation Committee remain fully responsible for their compensation decisions and are not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.
The Board views the inclusion of an advisory vote on executive compensation as the opening of an additional channel of communication between the Board and the shareholders.
We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the non-binding resolution on executive compensation.

Voting Results
Year	For
2023	97.81%
2022	93.15%
The complete voting results will be filed under the Company’s profile on SEDAR+ (www.sedarplus.ca/landingpage/) and EDGAR (www.sec.gov).
We are not aware of any other matter to come before the Meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION
The following section describes the significant elements of the Company’s executive and director compensation programs, with particular emphasis on the compensation payable to the CEO, the CFO and other officers that were determined to be “Named Executive Officers” or “NEOs” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). During the financial year ended December 31, 2023, the Company had the following five NEOs:
•David Strang, CEO and a director of the Company;
•Makko DeFilippo, President and Chief Operating Officer ("COO");
•Wayne Drier, CFO;
•Michel (Mike) Richard, Chief Geological Officer (“CGO”); and
•Deepk Hundal, Senior Vice President, General Counsel and Corporate Secretary
("SVP, General Counsel").
In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our NEOs.

At a Glance - What We Do
✓	Pay executives for performance, with over 70% of pay at risk (majority in long-term equity based compensation)
✓	Conduct an annual Say on Pay advisory vote on executive compensation
✓	100% independent Compensation Committee
✓	Annual compensation risk review by Compensation Committee
✓	Compensation Committee engages an independent compensation advisor
✓	Benchmark executive and director compensation programs against an appropriate peer group
✓	Executive compensation program includes an appropriate mix of annual performance incentives (“APIs”) and long-term equity-based incentives
✓	Cap on the maximum payout of API
✓	Full disclosure of API performance objectives, weightings and results
✓	50% of long-term equity-based incentives to the CEO and other NEOs is in the form of PSUs, with 25% in the form of Options and 25% in the form of RSUs
✓	80% of long-term equity-based incentives to non-executive directors is in the form of DSUs, which may only be settled in cash upon the director's death, retirement or removal from the Board
✓	Use mixed vesting time horizons for long-term equity-based incentives to focus executives and directors on the long-term
✓	Board has full discretion to change or suspend any incentive program at any time
✓	Significant share ownership requirements for senior executives and directors
✓	Double trigger change of control provision in each executive's employment contract
✓	Incentive Compensation Clawback Policy applies to all executive officers
✓	Prohibit directors and management from hedging and derivative trading in our securities

At a Glance - What We Don't Do
✓	No guarantee of annual base salary increases or incentive compensation
✓	No executive perks such as club memberships or car allowances
✓	No repricing of Options
✓	No loans to directors, management or other employees
COMPENSATION DISCUSSION AND ANALYSIS
Compensation Governance
Responsibilities of the Compensation Committee
The Board has established the Compensation Committee and adopted a Compensation Committee mandate. The role of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities pertaining to compensation matters, including the Company’s compensation policies and practices. Among other things, the Compensation Committee is responsible for:
•reviewing and approving corporate goals and objectives relevant to the compensation of the CEO, evaluating his performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to his compensation levels based on such evaluation;
•periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose;
•reviewing recommendations from the CEO regarding the appointment, compensation and other terms of employment of the President and COO, CFO, CGO, SVP, General Counsel and other officers, and making recommendations to the Board regarding the same;
•administering and interpreting the Company’s long-term equity-based compensation arrangements and its policies respecting the grant of Options issued pursuant to the Stock Option Plan and share units (the “Share Units”) issued pursuant to the Share Unit Plan or sale of Shares thereunder, the grant of DSUs issued pursuant to the DSU Plan, and reviewing and approving grants of Options, Share Units and DSUs and terms thereof;
•periodically retaining the services of an external independent compensation advisor to facilitate the Compensation Committee’s performance of its mandate; and
•reviewing and assessing the adequacy of its mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommending to the Board for its approval of any modifications to its mandate as considered.
The Compensation Committee is comprised of Robert Getz (Chair), Lyle Braaten, Dr. Sally Eyre, Faheem Tejani and Matthew Wubs, all of whom are independent directors within the meaning of National Instrument 52-110, Audit Committee (“NI 52-110”). Each of the members of the Compensation Committee has business and other experience which is relevant to their work on the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

Compensation Decision-Making Process
The Company’s compensation program design and decision-making process involves the Company’s executives, including the NEOs, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee’s external independent compensation advisor.

Executives of the Company

- Reviews and analyzes current compensation strategy.
- Reviews input from the independent compensation advisor to the Compensation Committee.
- Provides recommendations regarding compensation strategies and compensation, including a review by the CEO of performance and compensation of other executives.
- Assists the Compensation Committee in discharging its duties by:
  - Reporting on succession planning and other retention related risks associated with senior management.
  - Proposing near-term corporate objectives and associated targets as part of the Company's API program, and determining achievements relative to such objectives;
  - Proposing changes to the Company's long-term equity-based compensation programs.
  - Compiling compensation data and drafting compensation disclosure in the Company's information circular.

Independent Compensation Advisors

- Provides the Compensation Committee with independent advice on compensation-related matters, including:
  - Compensation philosophy and strategy.
  - Development of a peer group of companies that reflects the Company's current size and stage of operation and development.
  - Compensation levels of executives and non-executive directors relative to the peer group.
  - Industry practices regarding API and long-term equity-based compensation programs, and assist in preparing any changes to the long-term equity based compensation programs.
  - Review and advise on management-prepared materials and recommendations.
  - Compensation governance matters, including providing guidance on best practices in the governance of compensation and related trends in the mining industry.
- See "*Independent Compensation Advisor*" below for additional details.

Compensation Committee

- Reviews, assesses and makes recommendations to the Board with respect to compensation-related matters, including:
  - The compensation philosophy, strategy, policies and programs, equity-based and other incentive compensation plans and security ownership targets for executives and non-executive directors of the Company, to ensure continued alignment with the Company's strategic objectives, shareholders and peer group.
  - The goals and objectives of the CEO and his compensation level based on the Compensation Committee's evaluation of his performance relative to such goals and objectives.
  - The compensation of other executives of the Company based on recommendations from the CEO.
  - The compensation of non-executive directors.
  - The compensation disclosure in the Company's information circular.
  - Compensation governance matters and best practices.
- Considers comparative data, benchmarking, the advice of its independent compensation advisor and results from advisory "Say on Pay" votes.
- Administers and interprets the Company's long-term equity-based compensation plans, including the Stock Option Plan, Share Unit Plan and the DSU Plan.
- Assesses and provides oversight to senior management regarding material risks relating to the Company's compensation programs.
- See "*Responsibilities of the Compensation Committee*" above for additional details.

Board of Directors

- Reviews recommendations from the Compensation Committee.
- Considers the Company's objectives, strategy, peer group, results from advisory "Say on Pay" votes and other relevant factors.
- Approves compensation philosophy, strategy, policies and programs, equity-based and other incentive compensation plans, corporate objectives, executive compensation, non-executive director compensation, security ownership targets, and related matters.

All shareholders have the opportunity to express their views on the Company’s compensation program through the annual non-binding “Say on Pay” advisory vote on executive compensation, which is designed to enhance accountability for the compensation decisions made by the Compensation Committee and the Board by giving shareholders a formal opportunity to provide their views on the Compensation Committee’s and the Board’s approach to executive compensation. The Company discloses the results of the advisory vote as part of its report on voting results for each annual meeting. While the advisory vote will not be binding, the Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.
Independent Compensation Advisor
Pursuant to its mandate, the Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company.
The Compensation Committee has retained Lane Caputo Compensation Inc. (“Lane Caputo”) since August 8, 2017 to assist the Compensation Committee with the development of a compensation program for the Company’s executive officers and non-executive directors. Pursuant to this mandate, Lane Caputo has provided a review of current market practices regarding executive officer and non-executive director compensation; assisted the Compensation Committee in reviewing the Company's compensation philosophy, assessing the risks inherent in the Company's executive compensation programs and developing an appropriate compensation strategy and a comparator group of companies that reflects the Company’s current size and stage of operation and development; and, provided advice and recommendations with respect to best practices in the governance of compensation. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee. The Chair of the Compensation Committee also meets separately with Lane Caputo from time to time each year to provide further direction.
The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to salary and APIs as well as its approval of long-term equity-based incentives.
For the financial years ended December 31, 2023 and 2022, the following fees were billed by and paid to Lane Caputo:

Financial Year End	Executive Compensation-Related Fees	All Other Fees
December 31, 2023	$78,652	Nil
December 31, 2022	$54,656	Nil
The Compensation Committee must pre-approve any retainer by Lane Caputo or other compensation consultants and provide notice of said retainer to the Board. There were no other consultants hired or contracted to assist the Board or the Compensation Committee in formulating executive compensation from 2017 through and including 2023.

Compensation Philosophy
The Company has adopted a “pay for performance” approach to executive compensation. Accordingly, salary is targeted near market median levels of the compensation peer group, while variable compensation opportunities (short and long-term incentives) are structured to provide above-market total compensation for high levels of corporate performance. Compensation elements are designed to balance the following compensation objectives:
•total compensation realization will be aligned with the overall performance of the Company;
•compensation programs will encourage a long-term view to shareholder value creation, as a significant portion of each executive’s variable pay will be equity-based; and
•compensation programs will facilitate the attraction, retention and motivation of experienced and talented executives who will, in turn, drive shareholder value creation.
Benchmarking and 2023 Compensation Peer Group
The Company’s primary objective is to maximize safe and profitable copper and gold production to increase value to shareholders. To succeed, it is a strategic imperative to engage, retain and attract executive officers by providing a reasonable and competitive total compensation package. The Compensation Committee believes that it is appropriate to establish total compensation levels for executives with reference to benchmark roles among similar companies, both in terms of compensation levels and practices.
To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ended December 31, 2023, the Compensation Committee, in consultation with Lane Caputo, considered the size (based on market capitalization, operating revenue and number of producing mines) and stage of operation and development of the following 13 companies (the “2023 Compensation Peer Group”) in determining an appropriate peer group of comparators:

Alamos Gold Inc.	Equinox Gold Corp.	SSR Mining Inc.
Aura Minerals Inc.	Fortuna Silver Mines Inc.	Taseko Mines Ltd.
Capstone Copper Corp.	Hudbay Minerals Inc.	Torex Gold Resources Inc.
Dundee Precious Metals Inc.	OZ Minerals Ltd.
Eldorado Gold Corp.	Sandfire Resources Ltd.
These mining companies were selected as peer companies on the basis that they were the direct competitors for the individuals required to execute the Company’s strategic plan. Peer group constituents are reviewed at least annually to ensure their continued relevance. The 2023 Compensation Peer Group was also used to benchmark the Company’s non-executive director compensation practices for the financial year ended December 31, 2023.

Elements of Executive Compensation
The Company’s strategy is to provide a competitive compensation package for its executive officers that is aligned with the Company’s business strategy and compensation philosophy. In 2023, total compensation to executives and other members of senior management included four main components: base salary, API, long-term equity incentives (Stock Options, PSUs and RSUs) and extended group benefits.

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities.	•Set in December each year, with effect on January 1st of the next calendar year.
Annual Performance Incentive (API)	Focuses executives on achieving annual operating plan, budget and other short-term objectives, including safety and environmental performance and strategic initiatives.
•Annual performance incentive plan based on corporate goals and objectives. API cash awards provide incentive compensation directly related to achieving short-term objectives. Awards can range from 0% to 200% of target for the CEO and from 0% to 150% of target for all other executives.

Long-Term Equity-Based Incentives	Focuses executives on long-term shareholder value, and aligns executive's interests with those of shareholders
•Options vest over three years (1/3 per year starting on the first anniversary of the date of grant) and have a five year expiration period.
•RSUs vest over three years (1/3 per year starting on the first anniversary of the date of grant), with payout value aligned with share price performance.
•PSUs vest after three years, with payout value aligned with the Company's total shareholder return ("TSR") against a peer group of base metals producers that the Company competes with for investment dollars and return on invested capital ("ROIC"). The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of these performance conditions.

Benefits	Attracts and retains highly qualified executives	•Health, vision and dental insurance, life insurance, and accidental death and dismemberment insurance.

For 2023, the Company has targeted the following mix of pay elements for the CEO and other NEOs:
Base Salary
Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling their role and responsibilities, internal equity and market competitiveness. An executive officer’s base salary may be below or above the median for the 2023 Compensation Peer Group depending on a number of factors, including the individual’s experience in the role, market competitiveness and/or retention considerations and individual performance.
The following table sets out the base salary of each NEO for the financial year ended December 31, 2023:

Name	Position(s) and Office(s) with Ero	Annual Base Salary (US$)
David Strang	CEO Director	640,000
Makko DeFilippo	President & COO	475,000(1)
Michel (Mike) Richard	CGO	397,875
Wayne Drier	CFO	397,850
Deepk Hundal	SVP, General Counsel	331,500
Note:
(1)On May 8, 2023, Mr. DeFilippo was promoted from President to President & COO and his base salary was increased from $419,750 to $475,000.

Annual Performance Incentive
The API recognizes short-term (typically annual) efforts and milestone achievements that are aligned to the long-term success of the Company. The API is a variable component of compensation designed to provide motivation to executive officers to achieve near-term corporate objectives that can be controlled by management, and to reward them in cash when such objectives are met or exceeded.
Target incentive levels target total cash compensation at the median of the 2023 Compensation Peer Group but have sufficient leverage that actual payment can position above or below the median to correlate with performance. Target incentive levels for 2023 performance for the NEOs were as follows:

Name	Position(s) and Office(s) with Ero	2023 Annual Base Salary (US$)	Target (% of Annual Base Salary)	Target Eligibility (US$)
David Strang	CEO Director	640,000	100%	640,000
Makko DeFilippo	President & COO	475,000	75%	356,250
Michel (Mike) Richard	CGO	397,875	75%	298,406
Wayne Drier	CFO	397,850	75%	298,388
Deepk Hundal	SVP, General Counsel	331,500	75%	248,625
Actual awards may be above or below target based on performance outcomes. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and up to 150% for all executive officers of the Company, other than the CEO who is capped at a maximum level of 200% (if the performance target is exceeded by a specified amount). AIP awards are paid in the year following the year for which the executive officer's performance is assessed. API awards for 2023 performance were awarded and paid in February 2024.
The Compensation Committee recognizes that the use of formulas to determine compensation can sometimes lead to results that do not accurately reflect real performance. To avoid this, the Board and the Compensation Committee have discretion under the API to:
•suspend and modify the API;
•defer, reduce or cancel all or a portion of the API payment for business reasons; and/or
•recognize extraordinary achievements or special circumstances.
The Company’s 2023 key performance indicators were selected to reflect the Company’s top priorities for success in 2023, focused on safety, environmental stewardship; operating performance at the Caraíba Operations and the Xavantina Operations; advancement of key capital projects at the Caraíba Operations including the shaft sinking project, ramp development and concentrator expansion / upgrade; advancement of key capital projects at the Tucumã Project; and, strategic initiatives relating to the advancement of the Company's growth strategy, ESG initiatives and exploration initiatives.

2023 was a year marked by tremendous geopolitical instability and global macroeconomic uncertainty. These external factors drove significant volatility in commodity prices, including copper and gold, a stronger Brazilian Real against the US dollar, as well as inflationary pressures and global supply chain disruptions that impacted almost every industry. Despite these challenges, the majority of the 2023 key performance results demonstrated the Company's resilience and discipline in a dynamic operating environment. As summarized in the table below, the Company achieved a 2023 API score of 100.0%.

	Performance Range				Actual Result	Weight	Weighted Result
Category	Threshold	Target	Stretch	Max
Safety & Environment
Combined Long Term Injury Frequency Rate	1.0	0.8	0.6	0.4	1.00	15.0%	0.0%(1)
Reportable Environmental Incidents	3	2	1	0	0	5.0%	10.0%
Caraíba Operations' Operating Performance
Copper Production (tonnes)	41,161	45,734	46,877	48,021	43,857	7.5%	4.4%
C1 Cash Cost(2)	1.57	1.31	1.24	1.18	1.50	10.0%	6.4%
Xavantina Operations' Operating Performance
Gold Production (oz)	48,141	53,490	54,827	56,165	59,222	2.0%	4.0%
C1 Cash Cost(3)	599	499	474	449	416	3.0%	6.0%
Capital Projects
Caraíba Operations, including ramp development, shaft sinking project and concentrator expansion/upgrade project	+10% budget/schedule	On budget/schedule	As agreed between the Board and management		On budget/schedule	10.0%	10.0%
Tucumã Project Construction	+10% budget/schedule	On budget/schedule	As agreed between the Board and management		On budget/ahead of schedule	20.0%	25.0%
Strategic Initiatives
Beyond Tucumã	Focused growth initiatives, including advancing work programs under existing copper property option agreements and targeting strategic property acquisitions/partnerships				Executed binding term sheet with Vale for an option to earn a 60% interest in the Furnas copper project; and completed work programs under existing option agreements	5.0%	7.5%
Nickel Development Strategy	Land consolidation; Metallurgical testing campaign; Scoping level trade-off studies for processing route				Advanced land consolidation, metallurgical testing campaign and processing studies	2.5%	2.5%

	Performance Range				Actual Result	Weight	Weighted Result
Category	Threshold	Target	Stretch	Max
ESG Initiatives	TSM self-assessment and action plan for Caraíba and Xavantina with defined targets established; Processes implemented for Tucumã				Continued to implement TSM across all sites, including annual self-assessments; Advanced new "Zero Harm" program, including the implementation of training, critical risk management and associated policies, a work-readiness assessment system, and company-wide safety roundtable meetings and centers of excellence.	5.0%	10.0%
Exploration	Budgeted drill meters completed	Vermelhos proven and probable reserve addition of at least 1.0Mt replacement and year-on-year grade improvement from 2024+		2 additional nickel discoveries	Completed budgeted drill meters	5.0%	2.5%
Other Strategic Objectives	Assessment by the Board				Proactively strengthened the Company's liquidity position by undertaking several initiatives, including the completion of a US$111 million bought deal financing	10.0%	11.7%
Total							100.0%
Note:
(1)     The Company achieved an LTIFR of 1.0 during the year, which would have earned a score of 7.5%, however, the Company experienced two isolated fatal incidents at the Caraíba Operations during 2023 and the Company exercised its discretion to reduce that score to 0% for the Company's safety performance objective. Review of these incidents resulted in new technologies and improved measures to re-align our organization towards our collective safety goals.
(2)    C1 cash cost of copper produced (per lb) is calculated based on site level production costs divided by total pounds of copper produced during the period, and includes site level production and transportation, net of by-product credits and incentive payments. This metric is measured before the impact of sales channel and, therefore, excludes treatment, refining and other charges and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales. C1 cash cost of copper produced (per lb) is a non-IFRS performance measure that does not have a standardized meaning and is disclosed in supplement to IFRS measures.
(3)    C1 cash cost of gold produced (per ounce) is calculated based on site level production costs divided by total ounces of gold produced during the period, and includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is a non-IFRS performance measure that does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Based on the 2023 API score of 100%, the payment received by each NEO is set out below.

Name	Position(s) and Office(s) with Ero	Target API (US$)	API at 100% of Target (US$)
David Strang	CEO Director	640,000	640,000
Makko DeFilippo	President & COO	356,250	356,250
Michel (Mike) Richard	CGO	298,406	298,406
Wayne Drier	CFO	298,388	298,388
Deepk Hundal	SVP, General Counsel	248,625	248,625

Option-based and Share-based Awards
The Company’s compensation policy targets annual grants of long-term equity-based incentives at the median of the 2023 Compensation Peer Group. The Company has two forms of long-term equity-based incentive plans for executive officers, the Stock Option Plan and the Share Unit Plan.
The Stock Option Plan and the Share Unit Plan each serve as a vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company or any of its subsidiaries to recognize and reward their significant contributions to the long-term success of the Company, to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company, and to align their interests more closely with the shareholders of the Company.
The Stock Option Plan and the Share Unit Plan each require shareholder approval every three years and were last approved at our annual general and special meeting of shareholders on April 26, 2023.
Stock Option Plan
As at the date of this Circular, there were 1,874,031 Options issued and outstanding under the Stock Option Plan, representing approximately 1.82% of the 102,759,852 Shares issued and outstanding. The annual burn rate under the Stock Option Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”.
The full text of the Stock Option Plan is available under our profile on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). A summary of the Stock Option Plan is attached hereto as Appendix “A”.

Share Unit Plan
As at the date of this Circular, there were 971,690 PSUs and 340,570 RSUs issued and outstanding under the Share Unit Plan, representing approximately 0.95% and 0.33% (1.28% in the aggregate) of the 102,759,852 Shares issued and outstanding, respectively. The annual burn rate under the Share Unit Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”.
The full text of the Share Unit Plan is available under our profile on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). A summary of the Share Unit Plan is attached hereto as Appendix “B”.
All regular annual awards of PSUs under the Share Unit Plan vest on the third anniversary of the date of grant based on the Company’s performance relative to two performance metrics, which are evenly weighted at 50%.
1.The Company’s TSR against a peer group of base metals producers that the Company competes with for investment dollars (the “TSR Peer Group”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	TSR at or above 90th percentile	200%
Above Target	TSR at 80th percentile	150%
Target	TSR at 65th percentile	100%
Below Threshold	TSR below 35th percentile	0%
Linear interpolation will be applied to determine percentage PSU vesting for TSR performance between the performance achievement levels shown in the table above.
The TSR Peer Group is comprised of the following 13 companies:

Antofagasta plc	Imperial Metals Corp	Southern Copper Corp.
Capstone Copper Corp.	Lundin Mining Corp.	Taseko Mines Ltd.
First Quantum Minerals Ltd.	MMG Ltd.	Teck Resources Limited
Freeport-McMoRan Inc.	Nexa Resources SA
Hudbay Minerals Ltd.	South32 Limited
Given the strategic significance of the Tucumã Project, where initial copper concentrate production is anticipated during the second half of 2024, the Company granted PSUs in 2023 to two executive officers, including Mr. DeFilippo (25,000 PSUs), with the vesting metrics directly linked to the successful commissioning of the Tucumã Project and achievement of commercial production within a prescribed timeframe.

2.The Company's ROIC, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	ROIC at or above 12%	200%
Above Target	ROIC at 10%	150%
Target	ROIC at 8%	100%
Below Threshold	ROIC below 5%	0%
Linear interpolation will be applied to determine percentage PSU vesting for ROIC performance between the performance achievement levels shown in the table above.
All regular annual awards of RSUs under the Share Unit Plan vest on a one-third basis per annum, with the first tranche vesting on the first anniversary of the grant date.
In connection with Mr. DeFilippo's promotion from President to President and COO on May 8, 2023, he was awarded 25,000 RSUs, vesting on a one-third basis per annum, with the first tranche vesting on the first anniversary of his promotion date.
The Compensation Committee is responsible for administering and interpreting the Company’s equity-based compensation arrangements and the policies respecting the grant of Options or Share Units, whether PSUs or RSUs, or the sale or issuance, as applicable, of Shares thereunder, as well as reviewing and awarding grants of Options and Share Units, whether PSUs or RSUs, and the terms thereof. Awards of Options under the Stock Option Plan and Share Units, whether PSUs or RSUs, under the Share Unit Plan are subject to certain limitations set out in each plan as well as the approval of the Compensation Committee. Such awards are generally based on the executive officer’s total target compensation relative to their peers and their level within the organization. Options and Share Units are not granted to reward past performance, but rather as forward-looking incentive. As such, previous grants of Options or Share Units, as applicable, are not taken into account when considering additional grants of Options or Share Units, as applicable.
Benefits
We make an array of quality group benefits available to address our employees' health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market.
Perks
We do not provide perquisites (perks) such as club memberships, use of private aircraft or car allowances to our executives.

Financial Assistance
We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Stock Option Plan.
Managing Compensation Risk
As part of its annual review of the Company’s compensation policies and practices, including the setting of annual corporate performance objectives, as discussed below, the Compensation Committee considers any risks associated with such policies and practices. In support of the Compensation Committee’s annual review process in 2023, Lane Caputo assisted the committee in assessing the risks inherent in the Company’s executive compensation program, including:
•identification of compensation risk mitigation policies and programs the Company employs and to what extent they reflect best practices in compensation governance,
•the alignment between executive pay, corporate performance and shareholder experience over the prior several years, and
•sensitivity testing on the upper and lower bounds of incentive programs and the resulting executive rewards.
The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company’s compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:
•the Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management.
•the Compensation Committee undertakes annual review of the Company’s compensation program to ensure competitiveness with a compensation peer group and continued alignment with trends in compensation practices and governance.
•the Compensation Committee undertakes an annual review of the Company’s APIs, long-term equity-based incentives, and corresponding performance objectives to ensure continued relevance and applicability to the Company’s then current stage of development and business strategy.
•compensation paid to the Company’s executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.
•API payments are capped at a maximum level of 150% of target in the case of all executive officers of the Company, other than the CEO who is capped at a maximum level of 200% of target, to ensure preservation of capital and to provide upper payout boundaries.
•the Compensation Committee and the Board retain discretion to adjust performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company in light of developments during the year. Discretion may also be exercised to increase or decrease payout levels based on a holistic assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions when necessary.
•a Share Ownership Policy has been adopted, which sets Share ownership targets for the c-suite and senior vice president ("SVP") level executives and non-executive directors of the Company to further align their interests more closely with the shareholders of the Company. See “Share Ownership Policy” below for the guidelines and current share ownership levels.
•an Incentive Compensation Clawback Policy has been adopted, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO) and any other officer or any other person who performs a significant policy-making function for the Company or who is in charge of a principal business unit, division, or function, whether currently or previously employed by the Company or any of its subsidiary companies. For the purposes of this policy, performance-based compensation includes all compensation, in any form, including cash or equity-based (such as PSUs), whether vested or unvested, that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. See “Incentive Compensation Clawback Policy” below.
•no NEO or director, among others, is permitted to purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.
The Compensation Committee is satisfied that the current compensation policies and practices, combined with the enterprise risk management of the Company, offer a balanced combination that promotes adequate risk-taking with appropriate and reasonable compensation incentives.
Compensation Committee Decisions Relating to 2024 Compensation
Peer group constituents are reviewed at least annually to ensure their continued relevance. To improve our positioning and alignment relative to our peer group and to ensure the size and stability of the group, Lane Caputo was given the mandate to review the peer group against which Ero’s executive compensation program is benchmarked. To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ending December 31, 2024, the Compensation Committee, in consultation with Lane Caputo, have utilized the following peer group of 13 comparators (the “2023 Compensation Peer Group”):

Alamos Gold Inc.	Equinox Gold Corp.	SSR Mining Inc.
Aura Minerals Inc.	Fortuna Silver Mines Inc.	Taseko Mines Ltd.
Capstone Copper Corp.	Hecla Mining Company	Torex Gold Resources Inc.
Dundee Precious Metals Inc.	Hudbay Minerals Inc.
Eldorado Gold Corp.	Sandfire Resources Ltd.

The 2024 Compensation Peer Group has also been used to benchmark the Company’s non-executive director compensation practices for the financial year ending December 31, 2024.
The following table sets out the base salary of each NEO for the financial year ending December 31, 2024, which have not changed from 2023, except for a 2.5% base salary increase to Mr. Hundal:

Name	Position(s) and Office(s) with Ero	Annual Base Salary (US$)
David Strang	CEO Director	640,000
Makko DeFilippo	President & COO	475,000
Michel (Mike) Richard	CGO	397,875
Wayne Drier	CFO	397,850
Deepk Hundal	SVP, General Counsel	340,000
The Compensation Committee has established 2024 corporate performance measures for each executive officer, including safety; environment; operating performance at the Caraíba Operations and the Xavantina Operations; advancement of key capital projects at the Caraíba Operations including the shaft sinking project; Tucumã commissioning; and, strategic initiatives relating to the advancement of the Company's growth strategy, ESG initiatives and exploration initiatives. The weighting assigned to each measure varies with each executive officer, depending on his or her position and level in the organization.
Share Ownership Policy
The Board has adopted a Share Ownership Policy, which sets Share ownership targets for the c-suite and SVP level executives and non-executive directors of the Company to further align their interests more closely with the shareholders of the Company.
The CEO of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary in Shares and/or RSUs within five years of his appointment. The President and COO, CFO and CGO of the Company and all future c-suite level executive of the Company are each required to beneficially own, control or direct, directly or indirectly, at least two times their annual base salary in Shares and/or RSUs within five years of their appointment. The SVP, General Counsel and the SVP, Corporate Development, Investor Relations and Sustainability of the Company and all future SVP level executives of the Company are each required to beneficially own, control or direct, directly or indirectly, at least one times their annual base salary in Shares and/or RSUs within five years of their appointment.

Each non-executive director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, DSUs and/or RSUs within five years of their appointment.
To measure compliance, Share and RSUs held by each c-suite and SVP level executive officer and Shares, DSUs and RSUs held by each non-executive director are valued at the greater of their acquisition cost or grant date value, as the case may be, and current market value.
As at the date of this Circular, each NEO and non-executive director has achieved their respective Share ownership target.
Incentive Compensation Clawback Policy
The Board has adopted an Incentive Compensation Clawback Policy, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above and any other officer or any other person who performs a significant policy-making function for the Company or who is in charge of a principal business unit, division, or function, whether currently or previously employed by the Company or any of its subsidiary companies. The policy providing for the full or partial forfeiture and recoupment of performance-based compensation awarded and outstanding or paid to any such person subsequent to any required accounting restatement due to material non-compliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements of the Company that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period, the result of which is that any performance-based compensation provided to any such person would have been a lower amount had it been calculated based on such restated results. For the purposes of this policy, performance-based compensation includes all compensation, in any form, including cash or equity-based, whether vested or unvested, that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial measures (including non-GAAP measures, stock price and total shareholder return).
Performance Graph
Total cumulative shareholder return represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

The graph below shows the total cumulative shareholder return of $100 invested in our Shares on January 1, 2019 compared to $100 invested in the S&P/TSX Composite Index and the Company's TSR Peer Group, assuming reinvestment of dividends.

Over the identified five-year time horizon, Ero Copper’s share price has significantly outperformed the Canadian market (S&P/TSX Composite Index). While the Company’s share price has underperformed its peers in the market in which it competes for investment capital (TSR Peer Group) over the same five-year time period, it has outperformed that group since the Company’s initial public offering on October 19, 2017 as a result of its execution of key strategic objectives and continued focus on low-cost and high-margin production.
While shareholders have seen a return of nearly 114% since January 1, 2019, reported compensation for the Company’s CEO has increased by less than 30%, a much lower rate than the relative share price performance of the Company over the same time period. In addition, the Company’s focus on relative TSR via half of the annual PSU award has resulted in 21% (2018 award, vested in 2021), 0% (2019 award, vested in 2022) and 14% (2020 award, vested in 2023) of the original awards vesting with recipients, respectively, creating direct alignment of realized executive pay with shareholder experience. As such, the Company feels that our executive compensation practice is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

Compensation Table
The following table contains information about the compensation awarded to, earned by, paid to, or payable to, individuals who were Named Executive Officers as at the end of the financial year ended December 31, 2023, 2022 and 2021.

Name and Principal Position	Year	Salary (US$)	Share-based Awards (US$)	Option-based Awards (US$)(1)	Non-equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)(3)	Total Compensation (US$)
					Annual Incentive Plans (US$)(2)	Long-term Incentive Plans
David Strang(4) CEO	2023	640,000	860,420(5)	529,545(7)	640,000	N/A	N/A	1,742	3,101,910
			430,203(6)
	2022	600,000	599,461(5)	355,555(8)	658,200	N/A	N/A	1,807	2,514,754
			299,731(6)
	2021	550,000	548,783(5)	183,267(9)	801,387	N/A	N/A	783	2,468,188
			384,013(6)
Makko DeFilippo President & COO	2023	475,000(10)	296,250(11)	218,046(7)	356,250	N/A	N/A	306	2,436,609
			578,750(12)
			354,283(5)
			177,142(6)
	2022	365,000	249,771(5)	148,148(8)	260,263	N/A	N/A	306	1,148,374
			124,886(6)
	2021	345,000	224,489(5)	74,971(9)	326,747	N/A	N/A	1,961	1,130,261
			157,093(6)
Michel (Mike) Richard CGO	2023	397,875	354,283(5)	218,046(7)	298,406	N/A	N/A	8,644	1,454,396
			177,142(6)
	2022	375,000	224,791(5)	133,333(8)	308,531	N/A	N/A	8,410	1,162,461
			112,396(6)
	2021	375,000	199,535(5)	66,642(9)	409,800	N/A	N/A	2,113	1,192,730
			139,640(6)

Name and Principal Position	Year	Salary (US$)	Share-based Awards (US$)	Option-based Awards (US$)(1)	Non-equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)(3)	Total Compensation (US$)
					Annual Incentive Plans (US$)(2)	Long-term Incentive Plans
Wayne Drier CFO	2023	397,875	354,283(5)	218,046(7)	298,388	N/A	N/A	7,959	1,453,693
			177,142(6)
	2022	365,000	224,791(5)	133,333(8)	260,263	N/A	N/A	4,979	1,100,762
			112,396(6)
	2021	345,000	199,535(5)	66,642(9)	326,747	N/A	N/A	1,428	1,078,992
			139,640(6)
Deepk Hundal SVP, General Counsel	2023	331,500	303,679(5)	186,896(7)	248,625	N/A	N/A	3,501	1,226,041
			151,840(6)
	2022	325,000	174,845(5)	103,704(8)	231,741	N/A	N/A	3,607	926,313
			87,416(6)
	2021	265,000	149,655(5)	49,984(9)	193,061	N/A	N/A	2,504	764,966
			87,416(6)
Notes:
(1)Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see the notes below for the assumptions used for each grant of Options.
(2)Represents cash bonuses (API) awarded for individual performance and corporate achievements. Amount has been included in the year that the cash bonus was earned despite being paid in the following year.
(3)Represents life insurance premiums paid by the Company.
(4)Mr. Strang does not receive compensation for his services as directors of the Company.
(5)Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 13, 2023, the Board approved the issuance of an aggregate of 398,533 PSUs under the Share Unit Plan based on a grant date fair value of $18.04 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 14, 2022, the Board approved the issuance of an aggregate of 328,078 PSUs under the Share Unit Plan based on a grant date fair value of $18.21 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 15, 2021, the Board approved the issuance of an aggregate of 266,450 PSUs under the Share Unit Plan based on a grant date fair value of $18.69 per Share (US$14.50 per Share based on the daily exchange rate reported by the Bank of Canada on December 15, 2021 of US$0.7756 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(6)Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 13, 2023, the Board approved the issuance of an aggregate of 178,537 RSUs under the Share Unit Plan based on a grant date fair value of $18.04 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 14, 2022, the Board approved the issuance of an aggregate of 143,583 RSUs under the Share Unit Plan based on a grant date fair value of $18.21 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 15, 2021, the Board approved the issuance of an aggregate of 171,106 RSUs under the Share Unit Plan based on a grant date fair value of $18.69 per Share (US$14.50 per Share based on the daily exchange rate reported by the Bank of Canada on December 15, 2021 of US$0.7756 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(7)On December 13, 2023, the NEO was granted Options at an exercise price of $18.04 per Share (US$13.30 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), expiring on December 13, 2028. These Options have grant date fair values of $7.27 to $9.87 each (US$5.36 to US$7.28 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00) based on the following assumptions: risk-free interest rates of 3.67% to 4.18%; dividend yield of 0%; a forfeiture rate of 0%; volatility factors of 54.38% to 56.04%; and, expected life of 3 years.
(8)On December 14, 2022, the NEO was granted Options at an exercise price of $18.21 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00), expiring on December 14, 2027. These Options have a grant date fair value of $8.35 each (US$6.16 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00) based on the following assumptions: risk-free interest rate of 3.86%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 59.55%; and, expected life of 3 years.
(9)On December 15, 2021, the NEO was granted Options at an exercise price of $18.69 per Share (US$14.50 per Share based on the daily exchange rate reported by the Bank of Canada on December 15, 2021 of US$0.7756 = $1.00), expiring on December 15, 2026. These Options have a grant date fair value of $6.92 each

(US$5.37 per Share based on the daily exchange rate reported by the Bank of Canada on December 15, 2021 of US$0.7756 = $1.00) based on the following assumptions: risk-free interest rate of 1.19%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 55.75%; and, expected life of 3 years.
(10)On May 8, 2023, Mr. DeFilippo was promoted from President to President & COO and his base salary was increased from $419,750 to $475,000.
(11)Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On November 16, 2023, Mr. DeFilippo was granted 25,000 PSUs under the Share Unit Plan in connection with his May 8, 2023 promotion to President & COO (vesting linked to the successful commissioning of the Tucumã Project by December 2024) and based on a grant date fair value of $16.30 per Share (US$11.85 per Share based on the daily exchange rate reported by the Bank of Canada on November 16, 2023 of US$0.7273 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(12)Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On August 3, 2023, Mr. DeFilippo was granted 25,000 RSUs under the Share Unit Plan in connection with his May 8, 2023 promotion to President & COO (one-third of the RSUs vest on an annual basis following the date of promotion, with the first tranche vesting on May 8, 2024) and based on a grant date fair value of $30.91 per Share (US$23.15 per Share based on the daily exchange rate reported by the Bank of Canada on August 3, 2023 of US$0.7490 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

Significant terms of each NEOs employment agreement are set out below under the heading, “Termination and Change of Control Benefits”.
Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all Share-based awards and Option-based awards outstanding for each NEO as at December 31, 2023.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
David Strang	34,128(5)	14.13(6)	December 15, 2026	58,317	146,547(7)	2,321,348	Nil

	57,720(8)	13.77(9)	December 14, 2027	119,579	55,743(10)	882,986	Nil

	84,457(11)	13.64(12)	December 13, 2028	185,827

Makko DeFilippo	34,576(13)	15.52(14)	December 12, 2024	11,241	85,460(7)	1,353,712	Nil
	33,894(15)	14.29(16)	December 17, 2025	52,536
	13,961(5)	14.13(6)	December 15, 2026	23,856	48,003(10)	760,382	Nil
	24,050(8)	13.77(9)	December 14, 2027	49,825
	34,776(11)	13.64(12)	December 13, 2028	23,856

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Michel (Mike) Richard	55,853(13)	15.52(14)	December 12, 2024	18,159	56,879(7)	900,980	Nil
	36,013(15)	14.29(16)	December 17, 2025	55,820
	12,410(5)	14.13(6)	December 15, 2026	21,206	21,981(10)	348,186	Nil
	21,645(8)	13.77(9)	December 14, 2027	44,842
	34,776(11)	13.64(12)	December 13, 2028	76,516
Wayne Drier	50,534(13)	15.52(14)	December 12, 2024	16,430	56,879(7)	900,980	Nil
	33,894(15)	14.29(16)	December 17, 2025	52,536
	12,410(5)	14.13(6)	December 15, 2026	21,206	21,981(10)	348,186	Nil
	21,645(8)	13.77(9)	December 14, 2027	44,842
	34,776(11)	13.64(12)	December 13, 2028	76,516
Deepk Hundal	29,256(13)	15.52(14)	December 12, 2024	9,512	45,952(7)	727,893	Nil
	21,184(15)	14.29(16)	December 17, 2025	32,835
	9,308(5)	14.13(6)	December 15, 2026	15,905	18,055(10)	285,997	Nil
	16,835(8)	13.77(9)	December 14, 2027	34,877
	29,808(11)	13.64(12)	December 13, 2028	65,585
Note:
(1)Class of securities underlying all Options is Shares. All Options granted to the NEOs are governed by the Stock Option Plan.
(2)Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(3)The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 29, 2023, being the last trading day of the year ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00). The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(4)Based on the closing price of the Shares on the TSX on December 29, 2023, being the last trading day of the year ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00) multiplied by the number of notional Shares underlying the PSUs, assuming a payout multiple of 1.0, or the RSUs, as applicable. See “Elements of Executive Compensation – Options and Share Based Awards” above. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual value, if any, on settlement will depend on the value of the Shares on the date of settlement.
(5)One-third of the Options vest on an annual basis, with the first tranche vesting on December 15, 2022.
(6)These Options were granted in Canadian dollars (exercise price of $18.69) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(7)Represents the aggregate number of unvested PSUs held by the NEO as at December 31, 2023. Class of securities underlying all PSUs is Shares. All PSUs granted to the NEOs are governed by the Share Unit Plan.
(8)One-third of the Options vest on an annual basis, with the first tranche vesting on December 14, 2023.
(9)These Options were granted in Canadian dollars (exercise price of $18.21) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(10)Represents the aggregate number of unvested RSUs held by the NEO as at December 31, 2023. Class of securities underlying all RSUs is Shares. All RSUs granted to the NEOs are governed by the Share Unit Plan.
(11)One-third of the Options vest on an annual basis, with the first tranche vesting on December 13, 2024.
(12)These Options were granted in Canadian dollars (exercise price of $18.04) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(13)One-third of the Options vest on an annual basis, with the first tranche vesting on December 12, 2020.
(14)These Options were granted in Canadian dollars (exercise price of $20.52) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(15)One-third of the Options vest on an annual basis, with the first tranche vesting on December 17, 2021.
(16)These Options were granted in Canadian dollars (exercise price of $18.90) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of incentive plan awards vested or earned by each NEO during the financial year ended December 31, 2023.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)(2)	Non-equity incentive plan compensation – Value earned during the year (US$)(3)
David Strang	78,842(4)	848,957	640,000
Makko DeFilippo	56,637(5)	320,176	356,250
Michel (Mike) Richard	54,757(6)	324,602	298,406
Wayne Drier	53,256(7)	310,371	298,388
Deepk Hundal	37,495(8)	205,379	248625
Note:
(1)Aggregate dollar value that would have been realized if the in-the-money Options had been exercised on their vesting date. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(2)Represents the aggregate dollar value of the PSUs (granted on December 17, 2020) and RSUs (one-third of the RSUs granted on December 15, 2021 and December 14, 2022) vested during the financial year ended December 31, 2023, based on the reported share price ($18.70 or US$13.79 based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), being the settlement date, multiplied by the number of Shares underlying the PSUs and RSUs. PSUs vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Regarding the PSUs granted to each NEO on December 17, 2020, 107% vested on December 13, 2023 at a share price of $18.70 based on the Company's ROIC performance over the three-year period exceeding the maximum performance level (i.e. ROIC at or above 12%, with a payout of 200%) and TSR performance over the same period being below the threshold performance relative to the TSR Peer Group (i.e. TSR at the 39th percentile, with a payout of 14%). See “Elements of Executive Compensation – Options and Share Based Awards” above.
(3)Represents cash bonuses (API) awarded for individual performance and corporate achievements during 2023.
(4)19,240 Options vested on December 14, 2023 at an exercise price of $18.21 per Share and 11,376 Options vested on December 15, 2022 at an exercise price of $18.69 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 14, 2023 ($21.90) and December 15, 2023 ($21.74). This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 14, 2023 of US$0.7452 = $1.00 and December 15, 2023 of US$0.7475 = $1.00, respectively.
(5)8,016 Options vested on December 14, 2023 at an exercise price of $18.21 per Share, 4,654 Options vested on December 15, 2023 at an exercise price of $18.69 per Share and 11,298 Options vested on December 17, 2023 at an exercise price of $18.90 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 14, 2023 ($21.90) and December 15, 2023 ($21.74), the first trading day prior to December 17, 2023, which was not a business day, respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 14, 2023 of US$0.7452 = $1.00 and December 15, 2023 of US$0.7475 = $1.00, respectively.
(6)7,215 Options vested on December 14, 2023 at an exercise price of $18.21 per Share, 4,137 Options vested on December 15, 2023 at an exercise price of $18.69 per Share and 12,005 Options vested on December 17, 2023 at an exercise price of $18.90 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 14, 2023 ($21.90) and December 15, 2023 ($21.74), the first trading day prior to December 17, 2023, which was not a business day, respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 14, 2023 of US$0.7452 = $1.00 and December 15, 2023 of US$0.7475 = $1.00, respectively.
(7)7,215 Options vested on December 14, 2023 at an exercise price of $18.21 per Share, 4,137 Options vested on December 15, 2023 at an exercise price of $18.69 per Share and 11,298 Options vested on December 17, 2023 at an exercise price of $18.90 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 14, 2023 ($21.90) and December 15, 2023 ($21.74), the first trading day prior to December 17, 2023, which was not a business day, respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 14, 2023 of US$0.7452 = $1.00 and December 15, 2023 of US$0.7475 = $1.00, respectively.
(8)5,611 Options vested on December 14, 2023 at an exercise price of $18.21 per Share, 3,103 Options vested on December 15, 2023 at an exercise price of $18.69 per Share and 7,062 Options vested on December 17, 2023 at an exercise price of $18.90 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 14, 2023 ($21.90) and December 15, 2023 ($21.74), the first trading day prior to December 17, 2023, which was not a business day, respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 14, 2023 of US$0.7452 = $1.00 and December 15, 2023 of US$0.7475 = $1.00, respectively.

Pension Plan Benefits
The Company does not have a defined benefit or a defined contribution pension plan.
Deferred Compensation Plans
The Company does not have a deferred compensation plan for its employees.

Termination and Change of Control Benefits
Each NEO is currently engaged under an employment agreement that provides for, among other things, a base salary (may be adjusted annually by the Board on the recommendation of the Compensation Committee), API and equity-based compensation awards (as determined by the Board on the recommendation of the Compensation Committee), vacation time and extended benefits. Under the terms of each NEO’s employment agreement, their employment may be terminated as a result of (i) a “Change of Control”; (ii) termination without cause; (iii) termination for cause; (iv) retirement; (v) disability; and (iv) death.
A Change of Control, in general, occurs when the Company sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets, or any person or group of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding either acquire 50% or more of the outstanding Shares or sufficient Shares to replace the majority of the Board.
The Company’s obligation to compensate a NEO for a Change of Control will be triggered if both of the following events occur:
•there is a Change of Control of Ero; and
•the NEO is terminated without cause or resigns for “Good Reason” within 12 months of the Change of Control.
A NEO may resign for “Good Reason” within 12 months of a Change of Control, if the Company (i) reduces the NEO’s salary (except in certain limited circumstances); (ii) materially reduces the NEO’s duties, responsibilities, authority or status without the consent of the NEO; (iii) breaches or fails to observe any material provision of the NEO’s employment agreement; or (iv) takes any action that would be considered to amount to constructive dismissal by a court of competent jurisdiction.
Each NEO’s employment agreement also contains non-solicitation, non-competition, confidentiality and notice of resignation provisions which will apply on a termination of employment. Non-competition and non-solicitation restrictions apply for a period of one year from the date the executive’s employment ceases, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive. A NEO may terminate their employment by giving not less than 120 days (in the case of the CEO) or 60 days (in the case of all other NEOs) written notice of resignation.
The following table summarizes the compensation that would be payable to each NEO should their employment be terminated.

Termination Type	Severance	Bonus	Share Awards	Benefits
Termination Subsequent to Change of Control or Resignation for Good Reason within 12 Months of a Change in Control	Payment equal to 24 months’ salary	Lump sum payment equal to the most recent 3-year’s average bonus paid
All unvested Options and Share Units vest immediately

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 90 days after the termination date

All unvested Share Units to be redeemed within 30 days after the termination date. In the event that Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed
Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan)
Termination without Cause	Payment equal to 12 months’ salary + 1 month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years)	None
All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units to be redeemed on the termination date
Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan)
Termination for Cause	None	None	All Options and Share Units expire on the termination date	None
Voluntary Resignation	None	None
All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units to be redeemed on the termination date
None
Retirement	None	None
Options will continue to vest in normal course and vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date
None

Termination Type	Severance	Bonus	Share Awards	Benefits
Disability	None	None
Options will continue to vest in normal course and vested Options are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date.
None
Death	None	None
All outstanding Options will vest immediately and are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date.
None
Estimated Incremental Payments on Termination
The following table sets forth the estimated incremental payments, payable and benefits that would be due to the NEOs under various termination scenarios, assuming a termination date of December 31, 2023.

	David Strang	Makko DeFilippo	Michel (Mike) Richard	Wayne Drier	Deepk Hundal
Change of Control with Termination
Severance Base Payment (US$)(1)	1,280,000	950,000	795,750	795,750	663,000
Severance Bonus Payment (US$)	699,862	314,420	338,912	295,133	269,038
Stock Options (US$)(2)	284,985	117,686	113,480	113,480	94,140
Share Units (US$)
PSUs(3)	2,321,348	1,353,712	900,980	900,980	727,893
RSUs(4)	882,986	760,382	348,186	348,186	285,997
Benefits (US$)	7,749	6,888	3,339	6,681	6,647
Total	3,617,171	1,886,559	1,671,468	1,661,229	1,563,216
Termination without Cause
Severance Base Payment (US$)(5)	1,013,333	748,721	629,969	624,609	510,495
Severance Bonus Payment (US$)	N/A	N/A	N/A	N/A	N/A
Stock Options (US$)	Nil	Nil	Nil	Nil	Nil
Share Units (US$)	Nil	Nil	Nil	Nil	Nil
DSUs (US$)	N/A	N/A	N/A	N/A	N/A
Benefits (US$)	7,749	6,888	3,339	6,681	6,647

	David Strang	Makko DeFilippo	Michel (Mike) Richard	Wayne Drier	Deepk Hundal
Total	1,021,082	755,609	633,308	631,290	517,142
Other Termination
Termination for Cause (US$)	Nil	Nil	Nil	Nil	Nil
Resignation (US$)	Nil	Nil	Nil	Nil	Nil
Retirement (US$)	Nil	Nil	Nil	Nil	Nil
Disability (US$)	Nil	Nil	Nil	Nil	Nil
Death (US$)(6)	284,985	117,686	113,480	113,480	94,140
Note:
(1)Represents the severance base payment, which is equal to 24 months’ salary.
(2)Represents the value of unvested in-the-money Options as at December 31, 2023. All unvested Options will vest immediately upon a Change of Control with termination. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 29, 2023, being the last trading day of the year ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561= $1.00).
(3)PSUs outstanding as at December 31, 2023 were granted to each NEO on December 15, 2021, December 14, 2022 and December 13, 2023 and to Mr. DeFilippo on November 16, 2023. The figures in this row assume that upon a Change of Control with termination, the Board would consider that 100% of the PSUs granted on December 15, 2021 and December 14, 2022 vest on December 31, 2023, based on the closing price of the Shares on the TSX on December 29, 2023 ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00) multiplied by the number of notional Shares underlying the PSUs assuming a payout multiple of 1.0. None of the PSUs granted on November 16, 2023 or December 13, 2023 would vest as none of the performance conditions could be satisfied by December 31, 2023.
(4)All unvested RSUs will vest immediately upon a Change of Control with termination. The figures are calculated based on the closing price of the Shares on the TSX on December 29, 2023 ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00) multiplied by the number of notional Shares underlying the RSUs.
(5)Represents the severance base payment, which is equal to 12 months’ salary, plus one month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years). As the employment of Messrs. Drier, DeFilippo and Hundal commenced on March 1, 2017, February 1, 2017 and July 10, 2017, respectively, their severance base payment has been pro-rated accordingly.
(6)Represents the value of unvested in-the-money Options as at December 31, 2023. All unvested Options will vest immediately upon death. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 29, 2023 ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00). No PSUs or RSUs would vest on December 31, 2023.
DIRECTOR COMPENSATION
Compensation of directors has been determined by taking into consideration the size and stage of operation and development of the Company and to achieve the objectives of retaining and attracting skilled, experienced and dedicated directors.
The Compensation Committee reviews our non-executive director compensation on an annual basis and recommends revisions to the compensation paid to our non-executive directors when warranted under the circumstances. In late 2023, Lane Caputo provided a review of market practices regarding non-executive director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for non-executive directors.
As a senior officer, Mr. Strang did not and will not receive compensation for his service as director and his compensation information is presented in the section relating to executive compensation above.
As more particularly discussed in the Company's Management Information Circular dated March 7, 2023, Mr. Dunn retired from his executive position of Executive Chairman on December 31, 2022 as part of the Company's long-term management succession planning. Since January 1, 2023, Mr. Dunn has been a non-executive director and Chairman of the Board and pursuant to the Company's long-term management succession plan, he will continued to support the management team on a consultative basis, under a contract that includes a standard Change of Control provision, until December 31, 2024 to facilitate a seamless transition. Prior to January

1, 2023, Mr. Dunn has not received compensation for his services as a director of the Company. Please note, the below director compensation tables sets out detail relating to the cash compensation received by Mr. Dunn in 2023 for his services as a director of the Company and for his consultative services provided to the management team as well as equity-based compensation granted to Mr. Dunn in 2023 and prior thereto, as applicable.
On December 12, 2019, a DSU Plan was established by the Compensation Committee and the Board to promote a greater alignment of long-term interests between non-executive directors and shareholders of the Company, and to provide a compensation system for non-executive directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. DSUs may be awarded by the Compensation Committee from time to time to provide non-executive directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, non-executive directors may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment upon the non-executive director’s death, retirement or removal from the Board. Further information regarding the DSU Plan is provided below under the heading “Deferred Share Unit Plan”.
For 2023, our non-executive directors were compensated for their services as directors through a combination of an annual retainer fee and annual long-term equity-based compensation in the form of DSUs and Options. Non-executive directors were not compensated based on performance. The 2023 annual retainers were as follows:

Chairman of the Board (Base)	US$155,000
Lead Director (Base)	US$140,000
Other Non-Executive Directors (Base)	US$85,000
Audit Committee Chair	US$21,500
Compensation Committee Chair	US$17,000
Nominating and Corporate Governance Committee Chair	US$14,500
Environmental, Health, Safety and Sustainability Chair	US$14,500
Retainers are paid quarterly and withholding taxes apply. Pursuant to the DSU Plan, in the event that a non-executive director elects to receive a portion or all of their annual retainer in the form of DSUs, such DSUs are issued quarterly as more particularly set out below under the heading “Deferred Share Unit Plan”. Our directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.

Director Compensation Table
The following table sets forth all amounts of compensation provided to the non-executive directors of the Company during the financial year ended December 31, 2023.

Name	Fees earned (US$)(1)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Jill Angevine	53,250	88,219(3)	33,916(5)	N/A	N/A	Nil	222,966
		47,582(4)
Lyle Braaten	85,000	88,219(3)	33,916(5)	N/A	N/A	Nil	207,134
Steven Busby	Nil	88,219(3)	33,916(5)	N/A	N/A	Nil	206,693
		84,559(4)
Christopher Noel Dunn	155,000	88,219(3)	33,916(5)	N/A	N/A	275,000(6)	552,134
Dr. Sally Eyre	49,750	88,219(3)	33,916(5)	N/A	N/A	Nil	221,385
		49,501(4)
Robert Getz	102,000	88,219(3)	33,916(5)	N/A	N/A	Nil	224,134
Chantal Gosselin	49,750	88,219(3)	33,916(5)	N/A	N/A	Nil	221,385
		49,501(4)
Faheem Tejani(7)	Nil	69,962(8)	80,185(9)	N/A	N/A	Nil	285,888
		88,219(3)	33,916(5)
		49,501(4)
John Wright	140,000	88,219(3)	33,916(5)	N/A	N/A	Nil	262,134
Matthew Wubs	Nil	32,146(3)	12,358(5)	N/A	N/A	Nil	139,838
		95,335(4)
Note:
(1)Represents retainer fees earned and paid in cash. Messrs. Braaten, Dunn, Getz and Wright elected to receive 100% of their retainer fees earned in cash. Dr. Eyre and Mmes. Angevine and Gosselin elected to receive 50% of their respective retainer fees earned in the form of DSUs and Messrs. Busby, Tejani and Wubs elected to receive 100% of their respective retainer fees earned in the form of DSUs, which are included in the Share-based awards column and more particularly described in footnote (6) below.
(2)Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see footnotes (5) and (9) below for the assumptions used for the grant of Options.
(3)Represents the total grant date fair value of the DSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 13, 2023, the Board approved the issuance of DSUs to each non-executive director under the DSU Plan, based on a grant date fair value of $18.04 per Share (US$13.3 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374= $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. Each non-executive director was granted 6,633 DSUs, other than Matthew Wubs who received a prorated grant of 2,417 DSU based on his April 24, 2024 date of retirement from the Board.
(4)Represents the total grant date fair value of the DSUs granted to Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby, Tejani and Wubs, as the case may be, in lieu of a portion or all of their respective retainer fees earned (each such director’s election set out in footnote (1) above) and may not represent the amounts the recipient will actually realize from the award. On March 31, 2023, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Wubs received 705 DSUs, 602 DSUs, 705 DSUs, 1,205 DSUs and 1,509 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the first quarter of 2023, and based on a grant date fair value of $23.91 per Share (US$17.67 per Share based on the daily exchange rate reported by the Bank of Canada on March 31, 2023 of US$0.7389 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On June 30, 2023, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Wubs received 618 DSUs, 528 DSUs, 618 DSUs, 1,055 DSUs and 1,322 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the second quarter of 2023, and based on a grant date fair value of $26.80 per Share (US$20.24 per Share based on the daily exchange rate reported by the Bank of Canada on June 30, 2023 of US$0.7553 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On September 29, 2023, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Wubs received 724 DSUs, 778 DSUs, 727 DSUs, 1,242 DSUs and 1,242 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the third quarter of 2023, and based on a grant date fair value of $23.42 per Share (US$17.32 per Share based on the daily exchange rate reported by the Bank of Canada on September 29, 2023 of US$0.7396 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 29, 2023, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby, Tejani and Wubs received 754 DSUs, 807 DSUs, 754 DSUs, 1,288 DSUs, 859 DSUs and 1,288 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the fourth quarter of 2023, and based on a grant date fair value of $20.95 per Share (US$15.84 per Share based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00), being the last trading day of the year, which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(5)On December 13, 2023, each non-executive director was granted 4,372 Options, other than Matthew Wubs who received a prorated grant of 1,593 Options based on his April 24, 2024 date of retirement from the Board, at an exercise price of $18.04 per Share (US$13.3 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), expiring on December 13, 2028. These Options have a grant date fair value of $10.52 each (US$7.757448 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00) based on the following assumptions: risk-free interest rate of 3.67%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 53.63%; and, expected life of 5 years.
(6)Compensation received by Mr. Dunn for consultative services provided to the management team of the Company. As part of the Company's long-term management succession plan, Mr. Dunn will continue to support the management team on a consultative basis until December 31, 2024 to facilitate a seamless transition following his retirement from his executive position of Executive Chairman on December 31, 2022.
(7)Mr. Tejani was appointed a director of the Company on November 1, 2023.
(8)Represents the total grant date fair value of the DSUs granted to Mr. Tejani and may not represent the amounts she will actually realize from the award. On November 16, 2023, Mr. Tejani was granted 5,904 DSUs under the DSU Plan, based on a grant date fair value of $16.30 per Share (US$11.85 per Share based on the daily exchange rate reported by the Bank of Canada on November 16, 2023 of US$0.7273 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(9)On November 16, 2023, Mr. Tejani was granted 13,478 Options at an exercise price of $16.30 per Share (US$11.85 per Share based on the daily exchange rate reported by the Bank of Canada on November 16, 2023 of US$0.7273 = $1.00), expiring on November 16, 2028. These Options have a grant date fair value of $8.18 each (US$5.95 per Share based on the daily exchange rate reported by the Bank of Canada on November 16, 2023 of US$0.7273 = $1.00) based on the following assumptions: risk-free interest rate of 4.30%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 54.23%; and, expected life of 5 years.

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all Option-based awards and Share-based awards outstanding for each non-executive director as at December 31, 2023.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Jill Angevine	20,000	8.72(5)	August 4, 2027	142,449	24,739(8)	391,873	Nil
	4,040	13.77(6)	December 14, 2027	8,370
	4,372	13.64(7)	December 13, 2028	9,619
Lyle Braaten	6,208	17.71(9)	January 2, 2025	Nil	24,739(8)	418,912	Nil
	3,601	14.29(10)	December 17, 2025	5,582
	4,137	14.13(11)	December 15, 2026	7,069
	4,040	13.77(6)	December 14, 2027	8,370
	4,372	13.64(7)	December 13, 2028	9,619
Steven Busby	6,208	17.71(9)	January 2, 2025	Nil	49,492(8)	783,968	Nil
	3,601	14.29(10)	December 17, 2025	5,582
	4,137	14.13(11)	December 15, 2026	7,069
	4,040	13.77(6)	December 14, 2027	8,370
	4,372	13.64(7)	December 13, 2028	9,619

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Christopher Noel Dunn	34,128(12)	14.29(11)	December 15, 2026	58,317	37,844(13)	599,460	Nil
	4,040	13.77(6)	December 14, 2027	8,370	8,831(14)	139,886
	4,372	13.64(7)	December 13, 2028	9,619	12,882(8)	204,055
Dr. Sally Eyre	6,208	17.71(9)	January 2, 2025	Nil	38,216(8)	605,353	Nil
	4,372	13.64(7)	December 13, 2028	9,619
Robert Getz	6,208	17.71(9)	January 2, 2025	Nil	26,446(8)	418,912	Nil
	3,601	14.29(10)	December 17, 2025	5,582
	4,137	14.13(11)	December 15, 2026	7,069
	4,040	13.77(6)	December 14, 2027	8,370
	4,372	13.64(7)	December 13, 2028	9,619
Chantal Gosselin	20,000	15.95(15)	August 15, 2024	Nil	41,173(8)	652,192	Nil
	6,208	17.71(9)	January 2, 2025	Nil
	3,601	14.29(10)	December 17, 2025	5,582
	4,137	14.13(11)	December 15, 2026	7,069
	4,040	13.77(6)	December 14, 2027	8,370
	4,372	13.64(7)	December 13, 2028	9,619
Faheem Tejani	13,478	12.32(13)	November 16, 2028	47,387	13,396(8)	212,197	Nil
	4,372	13.64(7)	December 13, 2028	9,619

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
John Wright	6,208	17.71(9)	January 2, 2025	Nil	26,446(8)	418,912	Nil
	3,601	14.29(10)	December 17, 2025	5,582
	4,137	14.13(11)	December 15, 2026	7,069
	4,040	13.77(6)	December 14, 2027	8,370
	4,372	13.64(7)	December 13, 2028	9,619
Matthew Wubs	6,208	17.71(9)	January 2, 2025	Nil	48,076(8)	761,538	Nil
	3,601	14.29(10)	December 17, 2025	5,582
	4,137	14.13(11)	December 15, 2026	7,069
	4,040	13.77(6)	December 14, 2027	8,370
	4,372	13.64(7)	December 13, 2028	3,505
Note:
(1)Class of securities underlying all Options is Shares. All Options granted to the non-executive directors are governed by the Stock Option Plan. The Options held by each non-executive director, in the amounts set out in this column, are fully vested other than the 34,128 Options granted to Mr. Dunn on December 15, 2021 during his tenure as Executive Chairman of the Company (see note (12) below for further details).
(2)Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(3)The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 29, 2023, being the last trading day of the year ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00). The figures shown in this column do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(4)The figures shown in this column are calculated based on the closing price of the Shares on the TSX on December 29, 2023, being the last trading day of the year ($20.95 or US$15.84 based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00) multiplied by the number of notional Shares underlying the DSUs (and RSUs and PSUs in the case of Mr. Dunn). The figures shown in this column do not represent the actual cash value the individual director would receive. The actual cash value will depend on the value of the Shares on the date of settlement.
(5)These Options were granted in Canadian dollars (exercise price of $11.53) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(6)These Options were granted in Canadian dollars (exercise price of $18.21) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(7)These Options were granted in Canadian dollars (exercise price of $18.04) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(8)Represents the aggregate number of DSUs held by each non-executive director. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment upon the director’s death, retirement or removal from the Board.
(9)These Options were granted in Canadian dollars (exercise price of $23.42) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(10)These Options were granted in Canadian dollars (exercise price of $18.90) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(11)These Options were granted in Canadian dollars (exercise price of $18.69) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.
(12)These Options were granted to Mr. Dunn on December 15, 2021 during his tenure as Executive Chairman. One-third of the 34,128 Options vest on an annual basis, with the first tranche vesting on December 15, 2022 (i.e. 11,376 Options remain unvested until December 15, 2024).
(13)Represents the unvested PSUs held by Mr. Dunn as at December 31, 2023, which were granted to Mr. Dunn on December 15, 2021 during his tenure as Executive Chairman of the Company. Class of securities underlying all PSUs is Shares. All PSUs granted to Mr. Dunn are governed by the Share Unit Plan.
(14)Represents the unvested RSUs held by Mr. Dunn as at December 31, 2023, which were granted to Mr. Dunn on December 15, 2021 during his tenure as Executive Chairman of the Company. Class of securities underlying all RSUs is Shares. All RSUs granted to Mr. Dunn are governed by the Share Unit Plan.
(15)These Options were granted in Canadian dollars (exercise price of $21.09) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 29, 2023 of US$0.7561 = $1.00.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of incentive plan awards vested or earned by each independent director during the financial year ended December 31, 2023.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)(1)	Non-equity incentive plan compensation – Value earned during the year (US$)
Jill Angevine	6,093(2)	Nil	N/A
Lyle Braaten	6,093(2)	Nil	N/A
Steven Busby	6,093(2)	Nil	N/A
Christopher Noel Dunn	32,029(3)	747,757	N/A
Dr. Sally Eyre	6,093(2)	Nil	N/A
Robert Getz	6,093(2)	Nil	N/A
Chantal Gosselin	6,093(2)	Nil	N/A
Faheem Tejani	6,093(4)	Nil	N/A
John Wright	6,093(2)	Nil	N/A
Matthew Wubs	2,220(5)	Nil	N/A
Note:
(1)Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment upon the director’s death, retirement or removal from the Board. In the case of Mr. Dunn, the figure in this column represents the aggregate dollar value of the 45,397 PSUs (granted on December 17, 2020) and 8,830 RSUs (granted on December 15, 2021, with the final one-third tranche of 8,831 RSUs vesting on December 14, 2024) vested during the financial year ended December 31, 2023, based on the reported share price ($18.70 or US$13.79 based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), being the settlement date, multiplied by the number of Shares underlying the PSUs and RSUs. PSUs vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Regarding the PSUs granted to Mr. Dunn on December 17, 2020, 107% vested on December 13, 2023 at a share price of $18.70 based on the Company's ROIC performance over the three-year period exceeding the maximum performance level (i.e. ROIC at or above 12%, with a payout of 200%) and TSR performance over the same period being below the threshold performance relative to the TSR Peer Group (i.e. TSR at the 39th percentile, with a payout of 14%). See “Elements of Executive Compensation – Options and Share Based Awards” above.
(2)Options granted to the director on December 13, 2023 (4,372 Options at an exercise price of $18.04 per Share) vested, in full, on the grant date. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2023 ($19.93). This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00. The figure shown does not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(3)11,376 Options, being one-third of the 34,128 Options granted to Mr. Dunn on December 15, 2021 at an exercise price of $16.30 per Share vested on December 15, 2023 and 4,372 Options granted to Mr. Dunn on December 13, 2023 at an exercise price of $18.04 per Share vested, in full, on the grant date. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2023 ($19.93) and December 15, 2023 ($21.74), respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00 and December 15, 2023 of US$0.7475 = $1.00, respectively. The figure shown does not represent the actual value Mr. Dunn would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(4)Options granted to Mr. Tejani on November 16, 2023 (13,478 Options at an exercise price of $16.30 per Share) and December 13, 2023 (4,372 Options at an exercise price of $18.04 per Share) vested, in full, on the grant date. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on November 16, 2023 ($16.06) and December 13, 2023 ($19.93), respectively. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on November 16, 2023 of US$0.7273 = $1.00 and December 13, 2023 of US$0.7374 = $1.00, respectively. The figure shown does not represent the actual value Mr. Tejani would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(5)Options granted to Mr. Wubs on December 13, 2023 (1,593 Options at an exercise price of $18.04 per Share) vested, in full, on the grant date. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2023 ($19.93). This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00. The figure shown does not represent the actual value Mr. Wubs would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
Elements of 2024 Non-Executive Director Compensation
As more particularly discussed above under the heading “Compensation Committee Decisions Relating to 2024 Compensation”, the Compensation Committee, in consultation with Lane Caputo, has adopted the 2024 Compensation Peer Group to benchmark the competitiveness of the compensation program for the Company’s executive officers and non-executive directors for the financial year ending December 31, 2024.
For 2024, the elements of non-executive director compensation remain unchanged, with our non-executive directors to be compensated for their services as directors through a combination of an annual retainer fee and annual long-term equity-based compensation in the form of DSUs and Options, with at least 80% of equity grant values to be in the form of DSUs and no more than 20% of equity grant values to be in the form of Options. In addition, the annual retainer fees will remain largely unchanged, other than a small increase to the Nominating and Corporate Governance Committee Chair fee and the Environmental, Health, Safety and Sustainability Chair (from US$14,500 to US$15,000) to align with the market median level of the 2024 Compensation Peer Group. For reference, effective January 1, 2024, the annual retainer fees will be as follows:

Chairman of the Board (Base)	US$155,000
Lead Director (Base)	US$140,000
Other Non-Executive Directors (Base)	US$85,000
Audit Committee Chair	US$21,500
Compensation Committee Chair	US$17,000
Nominating and Corporate Governance Committee Chair	US$15,000
Environmental, Health, Safety and Sustainability Chair	US$15,000
Deferred Share Unit Plan
On December 12, 2019, a DSU Plan was established by the Board as a component of our compensation for non-executive directors. Only non-executive directors are eligible to participate and to receive DSUs under the DSU Plan.
DSUs may be awarded by the Board from time to time to provide participants with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.
In addition, participants may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a Share on the last day of the quarter in which such portion of the annual cash remuneration was earned. For the purposes of the DSU Plan, fair market value of a Share is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the fair market value of a Share will be determined by the Board in its sole discretion acting in good faith.

Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a Share on the DSU redemption date multiplied by the number of DSUs being redeemed.
In the event that a participant’s death, retirement or removal from the Board is concurrent with, or within twelve (12) months following, a “Change of Control” (as defined in the DSU Plan), the participant or his or her beneficiary, as the case may be, shall on such accelerated entitlement date receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable under the DSU Plan as prescribed in the above paragraph; and (b) the product of (i) the price attributed to the Shares in connection with the transaction resulting in the Change of Control (or the fair market value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established for purposes of such transaction) multiplied by (ii) the number of DSUs being settled as of accelerated entitlement date. Any unvested DSUs will vest upon Change of Control.
In case of payment of dividends on the Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs.
Share Ownership Requirement
Pursuant to the Share Ownership Policy adopted by the Board, each current and new non-executive director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, RSUs and/or DSUs within five years of their appointment. As at the date of this Circular, each non-executive director has achieved their respective Share ownership target. Please see “Share Ownership Policy” above for further details.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan	1,886,325	$19.56	3,993,744(2)
Share Unit Plan	1,312,260(1)	N/A
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,198,585	$19.56	3,993,744
Note:
(1)This figure is comprised of a total of 971,690 PSUs and 340,570 RSUs and assumes that 100% of the outstanding PSUs will vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. One-third of the RSUs will vest on an annual basis, with the first tranche vesting on the first anniversary of the grant date. Pursuant to the Share Unit Plan, the Company has the right to redeem the PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see “Elements of Executive Compensation – Options and Share Based Awards” above for further details.
(2)Based on the maximum number of Shares reserved for issuance under the Stock Option Plan and the Share Unit Plan of 7,192,329, representing 7% of the 102,747,558 Shares issued and outstanding as at December 31, 2023.
Annual Burn Rates of Equity-Based Compensation Arrangements
In accordance with the requirements of the TSX, the following table sets forth the number of security-based compensation awards granted during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Stock Option Plan		Share Unit Plan		Total (Combined) Burn Rate
	Granted	Burn Rate(1)	Granted	Burn Rate(1)
December 31, 2023	525,138	0.56%	437,204(2)	0.46%	1.24%
			203,537(3)	0.22%
December 31, 2022	449,248	0.49%	344,549(2)	0.38%	1.05%
			160,320(3)	0.18%
December 31, 2021	316,910	0.36%	289,454(2)	0.33%	0.88%
			171,106(3)	0.19%
Notes:
(1)The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.
(2)The figure represents the total number of PSUs granted during the respective financial year and assumes 100% vesting of the PSUs. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Elements of Executive Compensation – Options and Share Based Awards” above.
(3)The figure represents the total number of RSUs granted during the respective financial year.
Pursuant to the TSX requirements, the DSU Plan is not considered a security-based compensation arrangement as the DSUs granted thereunder may only be settled by way of cash payment. See “Deferred Share Unit Plan” above.
CORPORATE GOVERNANCE PRACTICES
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased, and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s business and affairs at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

At a Glance - What We Do
✓	Annual, individual director election
✓	Majority voting policy for the election of directors (in uncontested elections)
✓	80% independent directors
✓	30% female representation on the Board
✓	Separate CEO and Chairman of the Board
✓	Independent Lead Director
✓	100% independent Audit Committee
✓	100% independent Compensation Committee
✓	100% independent Environmental, Health, Safety and Sustainability Committee
✓	100% independent Nominating and Corporate Governance Committee
✓	Orientation and continuing education of directors
✓	Annual Board and committee performance evaluations
✓	Prohibit directors and management from hedging and derivative trading in our securities
✓	Significant share ownership requirements for directors and senior executives
✓	Board approved codes and policies, including the Code of Business Conduct and Ethics, Diversity Policy, Supplier Code of Conduct, Whistleblower Policy, Global Human Rights Policy, Corporate Social Responsibility Policy, Health and Safety Policy, and Environmental Policy
✓	Board oversight of succession planning
✓	Responsive, active and ongoing shareholder engagement

At a Glance - What We Don't Do
✓	No director retirement policy or term limits
✓	No loans to directors, management or other employees
THE BOARD
The Board currently consists of eleven directors, nine of whom are independent based upon the test for director independence set out in NI 52-110. As such, the majority of Ero’s directors are independent. Jill Angevine, Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, Faheem Tejani, John Wright and Matthew Wubs are the independent directors of the Company. As discussed above, Mr. Wubs will be retiring from the Board on April 24, 2023, immediately prior to the Meeting. As Christopher Noel Dunn was the Executive Chairman of the Company and engaged in the management of day-to-day operations of the Company until December 31, 2022 (currently a non-executive director and Chairman of the Board since January 1, 2023) and David Strang is the CEO of the Company, they are not independent based upon the test for director independence set out in NI 52-110.
As the Chairman of the Board, Mr. Dunn is primarily responsible for the following functions in connection with the affairs of the Board: (i) providing leadership to foster the effectiveness of the Board; (ii) ensuring an effective relationship exists between the Board and senior management of the Company, that the appropriate committee structure is in place with regards to making recommendations for appointment to such committees, and that the directors receive the information required for the proper performance of their duties; (iii) chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; (iv) chairing general meetings of shareholders; (v) together with the Nominating and Corporate Governance Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors; (vi) consulting with the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; and (vii) working with the CEO of the Company to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to carry out its responsibilities.
As the Chairman of the Board is not an independent director, the Board has appointed John Wright as the Lead Director. The Lead Director facilitates the functioning of the Board independently of the Company’s management and provides independent leadership to the Board by: (i) ensuring that the Board functions independently of management and other non-independent directors; (ii) fostering the effectiveness of the Board; (iii) working with the Chairman of the Board to ensure that the appropriate committee structure is in place and assisting the Nominating and Corporate Governance Committee in making recommendations for appointment to such committees; (iv) suggesting items of importance for consideration on the agenda for each Board meeting; (v) in the absence of the Chairman of the Board, chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussions and confirming that clarity regarding decision-making is reached and accurately recorded; (vi) chairing each Board meeting at which only independent directors are present; (vii) as may be required, consulting and meeting with any or all independent directors and representing such directors in discussions with management of the Company; (viii) providing recommendations and advice to the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (ix) recommending, where necessary, the holding of special meetings of the Board; and (x) working with the Chairman of the Board and the CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to do so.
Inter-locking Directorships
The following table lists the directors of the Company who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent). Except as set out below, none of our directors currently serve together on the board of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions.

Name of Director	Reporting Issuers (or the Equivalent)
Jill Angevine	Advantage Energy Ltd. Grey Wolf Animal Health Corp. Tourmaline Oil Corp.
Lyle Braaten	Lumina Gold Corp.

Name of Director	Reporting Issuers (or the Equivalent)
Dr. Sally Eyre	Centamin plc Equinox Gold Corp.
Robert Getz	Haynes International, Inc. Techtronic Industries Company Limited
Chantal Gosselin	Pan American Silver Corp. Prime Mining Corp. Wheaton Precious Metals Corp.
John Wright	SilverCrest Metals Inc.
Board Meetings
The Chairman is primarily responsible for the agenda and for supervising the conduct of each meeting of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for the meeting. Materials for each meeting are distributed to the Board in advance of the meeting via a secure online Board portal.
The following table sets out the attendance record of each director for all Board meetings and meetings of the committees of the Board of which they were members during the financial year ended December 31, 2023.

Director	Board(1)	Audit Committee(2)	Compensation Committee(3)	Nominating and Corporate Governance Committee	Environmental, Health, Safety and Sustainability Committee
	8 meetings	4 meetings	6 meetings	5 meetings	5 meetings
Christopher Noel Dunn	8 of 8	-	-	-	-
David Strang	8 of 8	-	-	-	-
Jill Angevine	8 of 8	4 of 4	-	-	-
Lyle Braaten	8 of 8	-	6 of 6	5 of 5	-
Steven Busby	7 of 8	-	-	5 of 5	5 of 5
Dr. Sally Eyre	8 of 8	-	5 of 6	5 of 5	-
Robert Getz	8 of 8	-	6 of 6	5 of 5	-
Chantal Gosselin	8 of 8	4 of 4	-	-	5 of 5
Faheem Tejani	2 of 2	-	2 of 2	-
John Wright	8 of 8	4 of 4	-	-	5 of 5
Matthew Wubs	8 of 8	4 of 4	6 of 6	-	-
Note:
(1)Faheem Tejani was appointed a director of the Company on November 1, 2023.
(2)From January 1, 2023 to November 2, 2023, the Audit Committee was been comprised of Jill Angevine (Chair), Chantal Gosselin, John Wright and Matthew Wubs. As of November 3, 2023, the committee is comprised of Jill Angevine (Chair), Chantal Gosselin, Faheem Tejani, John Wright and Matthew Wubs.
(3)From January 1, 2023 to November 2, 2023, the Compensation Committee was comprised of Robert Getz (Chair), Lyle Braaten, Dr. Sally Eyre and Matthew Wubs. As of November 3, 2023, the committee is comprised of Robert Getz (Chair), Lyle Braaten, Dr. Sally Eyre, Faheem Tejani and Matthew Wubs.

Meetings of Independent Directors
Our Board encourages open and candid discussion amongst its independent director and as such, the independent directors meet in-camera (privately) during each Board meeting without non-independent directors and members of management in attendance. During the financial year ended December 31, 2023, the independent directors met in-camera during all eight Board meetings. In addition, the Audit Committee regularly holds in-camera sessions with our auditors or amongst themselves. Independent directors sitting on other committees of the Board also hold in-camera sessions on an ad-hoc basis.
Majority Voting Policy
The Company has adopted a Majority Voting Policy. Pursuant to the provisions of the Majority Voting Policy, a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall offer to tender his or her resignation to the Chairman of the Board promptly following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will promptly consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are exceptional circumstances. The Board shall act on the Nominating and Corporate Governance Committee’s recommendation in respect of a resignation tendered pursuant to the Majority Voting Policy within 90 days following the date of the applicable election and shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. The Majority Voting Policy will not apply to contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board. The full text of the Majority Voting Policy is available on our website at www.erocopper.com.
BOARD MANDATE
Our Board is responsible for the supervision of the management of the business and affairs of the Company. In discharging its mandate, the Board is primarily responsible, either directly or through committees of the Board and the Chairman of the Board, for the oversight of, among other things, the following matters:
•the strategic planning process of the Company;
•the assessment of the principal risks associated with the Company’s business, as reported by management, and of the implementation by management of appropriate systems to manage these risks;
•succession planning, including appointing and monitoring the Company’s senior executive officers;
•a culture of integrity of the Company and its executive officers, to the extent feasible;
•the Company’s approach to corporate governance and director independence standards and the appointment of a Lead Director;

•ethical behavior of the directors, officers and employees of the Company; and
•the composition and organization of the Board, including the number, qualifications and remuneration of directors.
The Board may at any time retain and terminate external legal counsel, consultants or other advisors at the expense of the Company to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors.
The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Sustainability Committee, and the Nominating and Corporate Governance Committee.
The full text of the Board of Directors Mandate setting out the Board’s mandate and responsibilities and the duties of its members is attached to this Circular as Appendix “C”.
POSITION DESCRIPTION
The Board has developed written position descriptions for the Chairman, the Chair of each committee of the Board, the Lead Director of the Board and the CEO. A copy of each position description is available on our website at www.erocopper.com.
ORIENTATION AND CONTINUING EDUCATION
We recognize the importance of continuing education for directors and as such, directors are encouraged to (i) communicate with management and auditors; (ii) introduce topics of discussion that they feel are of particular importance to the Board and request presentations or additional training by management or external advisors; (iii) keep themselves current with industry trends and developments and changes in legislation with management’s assistance; (iv) attend related industry seminars, conferences, and continuing education programs that are of interest and of relevance to their position as directors, such as environmental, social and governance matters, financial and accounting practices and corporate ethics, and the Nominating and Corporate Governance Committee is responsible for arranging funding for such attendance; and (v) visit the Company’s operations. Directors have been and will continue to be given tours of our operations. We intend to schedule at least one visit to the Caraíba Operations, the Xavantina Operations and the Tucumã Project during 2024.
During 2023, we held continuing education sessions for our directors which focused on providing more in-depth information about the key aspects of our business, including risks and opportunities. The Board and its committees received a number of presentations in 2023 on topics including the evolving environmental, social and governance requirements and disclosure standards; new audit standards, cybersecurity; equity-based compensation programs; mine plan geology, mining, milling and mine site safety; and, community-based initiatives and programs.
All directors are provided with regular reports regarding our business and operations, and at each quarterly Board meeting, the directors meet with management on topics including short, medium and long-term corporate objectives, strategic risk and mitigation strategies and strategic planning, and receive an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development, construction and operations.
We use a secure online Board portal to provide and assist in the flow of information to our Board and its committees, including meeting materials and management reports. All of our codes, charters, mandates and policies are also contained in the Board portal, together with other resources and reports, to enable our directors to perform more effectively.
Board members and management have access to corporate director education programs which offer courses on topics such as strategic direction and risks, financial strategy, audit committee effectiveness, risks and disclosure, human resource and compensation committee performance and enterprise risk oversight.
New members of the Board are provided with an orientation that covers our strategy, business and operations and have access to the other Board members and multiple layers of our management team. New members are also given access to our secure online Board portal to access historic Board and committee meeting materials and management reports as well as our codes, charters, mandates, policies, and other resources and reports.
Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director development programs, both of which are reviewed annually by the Nominating and Corporate Governance Committee.
DIRECTOR ASSESSMENT
The Nominating and Corporate Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and its committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director is required to provide his or her assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, annually. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts. The Chair of the Nominating and Corporate Governance Committee meets with each director to review and discuss their assessment and then reports on the meetings to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee then makes a final report to the Board and recommends improvements to be adopted and implemented.
SKILLS MATRIX
The Nominating and Corporate Governance Committee, which is composed entirely of independent directors, assists the Board in reviewing the composition of the Board and its committees at least annually. As part of this review, the committee reviews areas of skill, knowledge and experience that the Board considers important to fulfill its oversight role in respect of Ero Copper, the specific skills, knowledge and experience of each director (and each director nominee), and the current strengths of the Board as a whole, as more particularly outlined in the below skills matrix.

The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, knowledge, experiences and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

Christopher Noel Dunn	David Strang	Jill Angevine	Lyle Braaten	Steven Busby	Dr. Sally Eyre	Robert Getz	Chantal Gosselin	Faheem Tejani	John Wright
Executive Management and/or Senior Officer Experience	●	●	●	●	●	●	●	●	●	●
Mining Operations	○	●	○	○	●	●	○	●	○	●
Exploration, Geology and/or Metallurgy	○	●	○	○	●	●	○	○		●
Project Management and/or Technical Services	○	●	○	○	●	●	○	●		●
International Business	●	●	○	●	●	●	●	●	○	○
Health, Safety and Environment (including Climate)	○	○	●	○	●	●	●	●		●
Corporate Social Responsibility	○	●	●	●	●	●	●	○	○	○
Capital Markets and Finance	●	●	●	●	○	●	●	●	●	○
Strategic Planning and M&A	●	●	●	●	●	●	●	●	●	●
Accounting and Tax	○	○	●	○	○	○	●	○	○	○
Risk Management	●	●	●	●	●	●	○	○	○	●
Corporate Governance	●	●	●	●	●	●	●	●	●	●
Legal and Regulatory	○	○	○	●	●	●	○		○	
Government Relations	○	○	○	○	●	○	○			
Human Resources and Compensation	○	●	●	○	●	●	●	●	○	○
Information Technology and Security	●		○		○	○	○	○	●	
Communications and/or Media Relations	●	●	○		○	●	●	●	●	

Note:

- ● – Indicates a high degree of understanding, knowledge and experience in the specific area.
- ○ – Indicates a general understanding, knowledge and experience in the specific area.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS FOR BOARD RENEWAL
The Company has not adopted term limits for the directors on its Board or other formal mechanisms for Board renewal. The Company believes that the Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In addition, the Company believes that the imposition of director term limits or director retirement requirements may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable candidates for Board membership.
The Nominating and Corporate Governance Committee is responsible for developing and updating the long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company. In addition, the Nominating and Corporate Governance Committee, as and when required from time to time, recruits and identifies individuals qualified to become new Board members and makes recommendations to the Board regarding new director nominees. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. In this respect, through the Nominating and Corporate Governance Committee and the annual Board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs.
DIVERSITY
Our business spans Canada, the United States of America and Brazil, and this geographic breadth is further complemented by our regional and local diversity at our operations in Brazil. As such, we enjoy a multi-faceted and multi-cultural workforce that brings a wide array of experience, skills, background, culture and heritage to our business.
We believe that diversity celebrates all of the varied characteristics that make individuals unique from one another, whether that be gender (including gender identity and expression), education, religion, ethnicity, race, nationality, demographics, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age or disability. We recognize and embrace the benefits of having a diverse workforce. Diversity is important to ensure that our workforce has the necessary range of perspectives, experience and expertise required to achieve our corporate objectives and deliver for our stakeholders. We believe that diversity mitigates the risk of group think, ensures that Ero has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.
Like our business as a whole, we also consider it important to have diversity amongst our Board and senior management team, and we have adopted a Diversity Policy to reinforce this commitment. We are committed to a merit-based system for the composition of our Board and senior management team, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination. The Diversity Policy provides a framework within which the Nominating and Corporate Governance Committee, the Chairman of the Board and the CEO will consider the principle of diversity, including gender diversity, when reviewing and considering the appointment of candidates for Board and senior management positions. While appointments will primarily be merit-based in order to ensure that the composition of the Board and the senior management team will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business.
When identifying and considering the selection of candidates for appointment or nomination for election to the Board, the Nomination and Corporate Governance Committee will consider diversity criteria when determining the composition of the Board; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates to help achieve the Company’s diversity objectives.

When reviewing and considering the appointment of candidates for senior management positions, the Nomination and Corporate Governance Committee, the Chairman of the Board and the CEO will consider diversity criteria when determining the composition of senior management; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a senior management position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates to help achieve the Company’s diversity objectives.
In 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. No specific diversity targets have been set at this time, including gender diversity, in senior management positions, as potential candidates are evaluated based on their individual merits and experiences while taking into account the needs of the Company.
In anticipation of Matthew Wubs' retirement from the Board on April 24, 2024, and as part of the Company's ongoing succession planning, Faheem Tejani was appointed to the Board on November 1, 2023. Following the upcoming Meeting on April 24, 2024, and considering the Nominees, the Board is expected to have a composition with 30% women, reflecting the Company's commitment to diversity. In addition, one of the directors on the Board self-identifies as a member of a visible minority. None of the directors on the Board self-identify as an Aboriginal person (as defined under the Employment Equity Act (Canada)) or a person with a disability.
On the senior management team, one of ten (10%) members is women, two of ten (20%) members self-identify as a member of a visible minority, one of ten (10%) members self-identifies as disabled and no member self-identifies as an Aboriginal person.
In Brazil, approximately 99% of our employees are sourced locally or within Brazil. Women make up approximately 15% of our employees, with approximately 11% of management level roles held by women. We are also required to reserve 5% of the positions at our operations in Brazil for persons with disabilities.
The Nominating and Corporate Governance Committee will conduct a review of the Diversity Policy at least annually and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Corporate Governance Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate.
A copy of the Diversity Policy is available on our website at www.erocopper.com.
SUCCESSION PLANNING
The Company has short-term contingency plans and longer-term succession plans for its executive management team. The Board is responsible for: (i) ensuring Ero has an orderly succession plan for the Lead Director, Chairman of the Board and the CEO; (ii) reviewing the succession plan for the executive management team that the CEO manages; and (iii) ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Lead Director, Chairman of the Board, the CEO, or any other member of the executive management team, or a replacement of any combination of these roles as well as any other member of the Board. To assist the Board, the CEO reviews succession planning for each executive management position on an ongoing basis and shares his views with the Board from time to time. The Board and the CEO consider Ero’s future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.
As announced on November 1, 2023, Matthew Wubs will be retiring from the Board on April 24, 2024. On November 1, 2023, in anticipation of Mr. Wubs' retirement and as part of the Company's ongoing succession planning, Faheem Tejani was appointed to the Board and Jill Angevine replaced Mr. Wubs as Chair of the Audit Committee. To facilitate an orderly transition, Mr. Wubs will continue to serve as a member of the Audit Committee until April 24, 2024.
As announced in early 2023, Christopher Noel Dunn retired from his executive position of Executive Chairman on December 31, 2022 as part of the Company's long-term management succession planning. Since January 1, 2023, Mr. Dunn has been a non-executive director and the Chairman of the Board. In addition, and pursuant to our long-term management succession plan, Mr. Dunn will continue to support the management team on a consultative basis until December 31, 2024 to facilitate an orderly transition.
ETHICAL BUSINESS CONDUCT
The Board has adopted a Code of Business Conduct and Ethics of the Company (the “Code”) for the directors, officers, employees and consultants of the Company and its subsidiaries. All new employees must read the Code when hired and acknowledge that they will abide by the Code.
The Nominating and Corporate Governance Committee, together with the Board, is responsible for monitoring compliance with the Code. In accordance with the Code, directors, officers, employees and consultants of the Company and its subsidiaries should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law or the Code, promptly to their superior or manager. If reporting a concern or complaint to a superior or manager is not possible or advisable, or if reporting it to such person does not resolve the matter, the matter should be addressed with the CFO of the Company.
The Nominating and Corporate Governance Committee monitors compliance with the Code by, among other things, obtaining reports from the CEO regarding breaches of the Code and reporting such breaches to the Board. The Nominating and Corporate Governance Committee also reviews investigations and any resolutions of complaints received under the Code, and reports annually to the Board thereon. In turn, the Board reviews such reports from the Nominating and Corporate Governance Committee as well as reports relating to compliance with, or material deficiencies from, the Code and approves changes it considers appropriate, at least annually. The Code is available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/.
The Board takes steps to ensure that directors, officers and other employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or other employee of the Company has a material interest, which include ensuring that directors, officers and other employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from their superior or manager or the CFO regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and other employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
In addition to the Code, the Board has adopted a Supplier Code of Conduct, which sets out the core values that each supplier of the Company is expected to respect and abide by at all times, including (i) adhering to all applicable laws and regulations of the countries and regions where they conduct business, including laws protective of human rights, worker health and safety, and the environment; (ii) conducting their business ethically and not engaging, directly or indirectly, in unethical or illegal practices; (iii) adhering to the Company’s Anti-Corruption Policy (discussed below), and with all applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada); (iv) adhering to the Company’s Global Human Rights Policy and Corporate Social Responsibility Policy (discussed below) in all of their dealings with workers, community members and others affected by their activities while providing services to the Company; (v) not engaging in the use of forced, compulsory or child labour; (vi) adhering to the Company’s Environmental Policy (discussed below), Health and Safety Policy (discussed below) and all other site-specific environmental, health and safety practices and procedures that apply to their activities; (vii) keeping all of Ero’s information, to which they have access, in strict confidence and only use such information for the purposes of performing services for the Company; and (viii) maintaining books, accounts and records (all of which must be made available to Ero, upon request) that properly, fairly and accurately record and report all transactions related, directly or indirectly, to their agreement with the Company. The Supplier Code of Conduct is available on our website at www.erocopper.com.
The Board has also adopted a Whistleblowing Policy for individuals to report complaints and concerns regarding, among other things, financial reporting, internal controls, fraud or audit matters. As well, the Board has adopted an Anti-Corruption Policy which requires that directors, officers, other employees and contractors of the Company conduct business in a manner that does not contravene anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada). The Lead Director and the Audit Committee or a designated member thereof are responsible for monitoring compliance with these policies, although employees may approach the Company’s external legal counsel if preferred for concerns under the Anti-Corruption Policy. A copy of the Whistleblower Policy and the Anti-Corruption Policy is available on our website at www.erocopper.com.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Pursuant to the Nominating and Corporate Governance Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Dr. Sally Eyre (Chair), Lyle Braaten, Steven Busby and Robert Getz, all of whom are independent directors.
The Nominating and Corporate Governance Committee, in consultation with the Chairman of the Board and the CEO, is responsible for recruiting and identifying individuals qualified to become new Board members and making recommendations to the Board regarding new director nominees, as and when required from time to time. Further, the Nominating and Corporate Governance Committee is responsible for recommending to the Board the individual director appointments to each Board committee, annually or as required. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. The Nominating and Corporate Governance Committee may also recommend for approval by the Board the removal of a director from the Board or a committee thereof if he or she is no longer qualified to serve as a director under applicable requirement or any other appropriate reason.
In addition, the Nominating and Corporate Governance Committee has been delegated the responsibility of, among other things: (i) establishing an appropriate system to evaluate the effectiveness of the Board, as a whole, as well as its committees (see “Director Assessment” above); (ii) monitoring conflicts of interest of both the Board and management; (iii) conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness; (iv) annually reviewing the Board and committee mandates and position descriptions of the Chairman of the Board, the CEO, the Lead Director and each committee Chair, and recommending to the Board that necessary changes be made; (v) reviewing and recommending to the Board the appropriate structure, size, composition, mandate and members for committees of the Board, and the procedures to ensure that the Board and its committees function independently of management; (vi) in consultation with the Chairman of the Board and the CEO, annually or as required, recommend to the Board, the individual directors to serve on the various committees of the Board, and recruit and identify individuals qualified to become new Board members and recommend to the Board new director nominees for the next annual meeting of shareholders (vii) providing the Board with updates on developments in corporate governance; (viii) conducting periodic reviews of the relationship between management and the Board; (ix) reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors; and, (x) reviewing reports from the CEO regarding any breaches of the Code and Supplier Code of Conduct, and investigations and resolutions of complaints received under the Code and Supplier Code of Conduct, and reporting to the Board thereon. The full text of the Nominating and Corporate Governance Committee’s mandate is available on our website at www.erocopper.com.
The Nominating and Corporate Governance Committee also assists the Board in its oversight of our Global Human Rights Policy, which applies to each director, officer, employee and any third party, such as a consultant, supplier, vendor, security provider or other business partner, representing or providing services for or on behalf of Ero or any of its subsidiaries. The policy, among other things, outlines the following commitments of the Company: (i) adhering to all applicable human rights laws and regulations of the countries and regions where the Company conducts its business; (ii) providing a safe and healthy workplace that is free from violence, harassment, intimidation, and discrimination on the basis of race, colour, creed, age, gender

(including gender identity and expression), language, national or social origin, family or marital status, sexual orientation, disability, religious, political or other opinion, union affiliation or other basis prohibited by law; (iii) respecting workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant conventions on that subject; (iv) seeking to avoid or minimize causing or contributing to adverse human rights impacts through its activities, addressing such impacts if they occur, and engaging in processes to mitigate those impacts; (v) maintaining operational-level grievance mechanisms to report and address any actual or potential adverse impacts or risks on human rights; (vi) engaging in meaningful dialogue, promoting participation and fostering inclusion with potentially affected groups and other stakeholders, including women, children and minority groups; (vii) obtain land access rights and conduct land acquisitions in an appropriate and timely manner to ensure that physical and economic displacement impacts on affected people, if any, are avoided or minimized where possible, and appropriately mitigated when they occur in a manner that fosters trust and mutual respect; (viii) acting with transparency and avoiding knowingly being complicit in activities that cause, or are likely to cause, adverse impacts or risks to human rights; (ix) not engaging in the use of forced, compulsory or child labour; and, (x) respecting and not interfering with anyone who acts to promote or protect human rights through peaceful and lawful means. The full text of the Global Human Rights Policy is available on our website at www.erocopper.com.
The Nominating and Corporate Governance Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.
COMPENSATION COMMITTEE
Pursuant to the Compensation Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Robert Getz (Chair), Lyle Braaten, Dr. Sally Eyre, Faheem Tejani and Matthew Wubs, all of whom are independent directors.
The Compensation Committee is responsible for determining and making recommendations with respect to all forms of compensation to be granted to the CEO and reviewing the CEO’s recommendations respecting compensation of the other senior executive offices of the Company. In particular, the Compensation Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to compensation of the CEO, evaluating the CEO’s performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level based on such evaluation; (ii) reviewing recommendations from the CEO regarding the appointment, compensation and other terms of employment of the President and COO, CFO, CGO, SVP General Counsel, and other officers, and making recommendations to the Board regarding the same; (iii) preparing and submitting to the Board at least annually a report on human resource matters of the Company; (iv) making recommendations to the Board with respect to the remuneration to be paid to and the benefits to be provided to non-executive directors; (v) administering and interpreting the Company’s security based compensation arrangements and its policies respecting the grant of Options, Share Units or sale of Shares thereunder, and DSUs, and reviewing and approving grants of Options, Share Units, DSUs and terms thereof; (vi) periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose; (vii) overseeing the Company’s compliance with any rules promulgated by a regulatory body prohibiting loans to officers and directors of the Company; (viii) reviewing non-executive director and executive compensation disclosure before the Company publicly discloses this information; and, (ix) reviewing and assessing the adequacy of its mandate at least annually. The full text of the Compensation Committee’s mandate is available on our website at www.erocopper.com.
Please see “Statement of Executive and Director Compensation” above, which summarizes, among other things, the process by which the Compensation Committee and Board determine compensation for the Company’s non-executive directors and executives.
The Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company. Any other work or services performed by such compensation consultant at the request of management must, however, be pre-approved by the Compensation Committee.
AUDIT COMMITTEE
Pursuant to the Audit Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors and financially literate, in each case within the meaning of NI 52-110. The committee is currently comprised of Jill Angevine (Chair), Chantal Gosselin, Faheem Tejani, John Wright and Matthew Wubs, all of whom are independent directors and financially literate, in each case within the meaning of National Instrument 52-110, Audit Committees and under the criteria of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, as required by the New York Stock Exchange (“NYSE”). In addition to being independent directors as described above, each member of the Audit Committee meets an additional “independence” test under NI 52-110 in that (i) they do not accept, directly or indirectly, any consulting, advisory or other compensatory fees from the Company or any of its subsidiaries, other than as remuneration for acting in their capacity as a member of the Board or any committee of the Board; and (ii) they are not affiliated with the Company or any of its subsidiaries.
Ms. Angevine and Messrs. Tejani and Wubs are each an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation, and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.
Each of the members of the Audit Committee has extensive education and experience relevant to the performance of their responsibilities as members of the Audit Committee.
Jill Angevine graduated with a Bachelor of Commerce degree for the University of Calgary in 1989 and has been a Chartered Professional Accountant (CPA, CA) since 1991, a Chartered Financial Analyst (CFA) since 1998, and completed the Institute of Corporate Directors program in 2014. Ms. Angevine is a finance professional with more than 25 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm. She is a director and member of the audit committee of Advantage Energy Ltd., Grey Wolf Animal Health Corp. (Chair of the audit committee) and Tourmaline Oil Corp. (Chair of the audit committee). She formerly served as a director and member of the audit committee of Chinook Energy Inc. from 2014 to 2020. Ms. Angevine has over 10 years of experience in audit committee positions.
Chantal Gosselin is an experienced corporate board member with over 30 years of combined experience in mining operations and capital markets. Her involvement in the financial markets range from asset management to sell side analyst. She has held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin has also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Institute of Corporate Director program. Ms. Gosselin formerly served as a director and a member of the audit committee of Peregrine Metals Ltd. from 2008 to October 2011, Capstone Mining Corp. from 2010 to November 2016 and Lundin Gold Inc. from April 2017 to May 2023. Ms. Gosselin has over 16 years of experience in audit committee positions.
Faheem Tejani graduated with a Bachelor of Arts (Honours) degree from the University of Western Ontario in 1996 and has been a Chartered Professional Accountant since 2000. Mr. Tejani is a financial professional with 25 years of experience in capital markets, corporate finance, and mergers and acquisitions. He currently serves as President of Capital Asset Lending, one of the largest private mortgage administrators of non-traditional residential mortgages in Canada. Prior to this, he dedicated over 17 years of his career to BMO Capital Markets, culminating his tenure as Managing Director in the Equity Capital Markets division, with a focus on the mining and metals sector. Before joining BMO Capital Markets, he worked at KPMG LLP. Mr. Tejani formerly served as a director and a member of the audit committee of Pretium Resources Inc. from May 2018 to March 2022 and has over 5 years of experience in audit committee positions.
John Wright was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright is chairman of SilverCrest Metals Inc. and a former director of Luminex Resources Corp., Bitterroot Resources Ltd., Lumina Copper Corp., Northern Peru Copper Corp., Global Copper Corp. and Regalito Copper Corp. Mr. Wright has been involved in multiple asset purchases and sales and the accounting associated therewith. Mr. Wright formerly served as an audit committee member of Luminex Resources Corp., Northern Peru Copper Corp. and Regalito Copper Corp. and has over 12 years of experience in audit committee positions. Mr. Wright has a P.Eng. (retired) designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Matthew Wubs graduated with a B.A. from the University of British Columbia in 1992 and was a Chartered Professional Accountant from 1996 until January, 2024. Mr. Wubs is a partner of Weathervane Investments, a Canadian private equity fund, backed by committed capital with the intentions of investing and supporting the Canadian mid-market business ecosystem. Prior to joining Weathervane Investments, Mr. Wubs acted as a director of Westland Insurance Group Ltd. from January 2020 to May 2023, and as the Co-Chief Executive Officer of Westland from January 2016 to December 2019, being responsible for oversight of insurance, reinsurance, risk management, finance and M&A. He joined Westland in the role of Controller in 1997 and thereafter held the position of Chief Financial Officer from January 2002 until December 2015. Westland is one of the largest private insurance brokerage operations in Canada. Previous to Westland, he held a consulting role in Management Information Systems at International Forest Products Ltd. and obtained his Chartered Professional Accountant designation while working at Deloitte LLP. Mr. Wubs has over 16 years of experience in audit committee positions.
The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditor of the Company reports directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditor, at least annually, the integrity of the internal controls over financial reporting and disclosure, including the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and, (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.
The Audit Committee’s mandate requires that the Audit Committee pre-approve any retainer of the external auditor of the Company to provide any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting. The full text of the Audit Committee’s mandate is available on our website at www.erocopper.com.
The Audit Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.
Additional information regarding the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2023 and dated March 7, 2024 (the “AIF”) under the heading “Audit Committee” and “Appendix A – Audit Committee Charter” The AIF is available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov.
ENVIRONMENTAL, HEALTH, SAFETY AND SUSTAINABILITY COMMITTEE
Pursuant to the Environmental, Health, Safety and Sustainability Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Chantal Gosselin (Chair), Steven Busby and John Wright, all of whom are independent directors.
The Environmental, Health, Safety and Sustainability Committee assists the Board in fulfilling its oversight responsibilities in respect of development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies. In particular, the Environmental, Health, Safety and Sustainability Committee is responsible for, among other things: (i) providing oversight with respect to management’s periodic review, evaluation and development, where necessary, of policies, practices and standards of performance that meet or exceed legal and regulatory requirements and industry standards in the areas of health, safety, sustainability and environmental stewardship; (ii) periodically reviewing, with management, the risks and opportunities associated with health and safety; environmental matters including water, waste, biodiversity and air quality management as well as emissions and climate change; corporate social responsibility matters including engagement with host communities; and related matters, and reviewing management’s recommendations regarding the adoption of appropriate programs and procedures to address such risk and opportunities or, if required, make such recommendations; (iii) reviewing at least annually with management the Company’s loss prevention policies, tailings facility management, and emergency response plans and recovery programs; (iv) periodically reviewing and monitoring with management the Company’s strategies and performance with respect to health, safety, sustainability and the environment; (v) periodically reviewing and monitoring the Company’s policies and, if necessary, procedures and practices relating to the reporting of health, safety and environmental incidents with respect to the Company’s employees, suppliers, contractors, consultants, facilities and operations, in compliance with regulatory laws; (vi) reviewing with management and legal counsel, the Company’s current or pending legal actions by or against the Company, related to environmental, health, safety and sustainability issues; (vii) receiving and reviewing reports regarding significant health, safety and environmental incidents, emerging issues, summaries of inspections or audits, and corrective actions taken in response to deficiencies; (viii) monitoring as well as reviewing reports prepared by the Company with respect to health, safety, sustainability and the environment, including emerging potential physical and market-related risks to the Company’s business associated with climate change, and review the Company’s public communications and disclosure documents with respect to such matters, including the Company's annual sustainability report; (ix) periodically reviewing steps taken by management to ensure that employees receive the training necessary to meet health, safety, sustainability and environmental standards set by law and policies set by the Company; (xi) facilitating information sharing with other committees of the Board, as required, to address matters of mutual interest or concern regarding health, safety, environmental and sustainability issues; (xii) reporting regularly to the Board on its activities; and (xiii) periodically reviewing its mandate and recommend to the Board for its approval any modifications to the mandate. The full text of the Environmental, Health, Safety and Sustainability Committee’s mandate is available on our website at www.erocopper.com.
In addition, the Environmental, Health, Safety and Sustainability Committee assists the Board in its oversight of our Corporate Social Responsibility Policy, Health and Safety Policy and Environmental Policy, which apply to each director, officer, employee and any third party, such as a supplier, contractor or consultant, representing or providing services for or on behalf of Ero or any of its subsidiaries. The full text of each policy is available on our website at www.erocopper.com.
The Corporate Social Responsibility Policy outlines the Company’s commitment to fostering sustainable development by operating all of its mines and developing new projects in a manner that is respectful of local communities. The policy, among other things, outlines the following commitments of Ero Copper: (i) identifying and engaging its communities of interest in timely, inclusive, ethical, transparent and culturally respectful dialogue prior to undertaking significant activities and throughout the life of an operation or project; (ii) continuing to maintain formal grievance mechanisms as part of its overall community engagement process; (iii) monitoring, continuously improving, and reporting on the performance and effectiveness of its activities related to corporate social responsibility; (iv) implementing meaningful and effective strategies for community engagement; (v) promoting a safe environment for local communities; (vi) respecting the social, economic and cultural rights of local people; (vii) assisting local and regional development in areas where its operations and projects are located through training and employment; and (viii) adhering to all applicable laws and regulations of the countries and regions where Ero Copper conducts its business.
The Health and Safety Policy outlines the Company’s commitment to protecting the health and safety of its employees and third parties, such as contractors, consultants, and suppliers, at its mining operations and development projects. The policy, among other things, outlines the following commitments of Ero Copper: (i) promoting health and safety on and off the job; (ii) providing employees with the training and tools to work safely and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iii) educating its employees to the potential hazards of their job and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iv) requiring that employees perform their duties in the safest manner possible and expecting third parties, such as contractors, consultants and suppliers, to do the same; (v) adhering to all applicable health and safety laws and regulations of the countries and regions where Ero Copper conducts its business; (vi) striving for continuous improvement in all aspects of health and safety; (vii) providing a safe work environment by minimizing or, where possible, eliminating hazards, adhering to proven health and safety practices, implementing accident prevention programs, and ensuring that first aid and emergency response plans are in place at each operation; (viii) ensuring accident reporting is completed in a diligent manner and where necessary taking immediate steps to mitigate the potential for reoccurrence; (ix) developing and operating health and safety management programs at its operations that meet or exceed those in use by its peer companies; (x)

promoting employee participation in the development of health and safety standards and management programs such that its employees take ownership of their health and safety responsibilities; (xi) conducting regular reviews of health and safety management programs and report findings to management and the Board; and (xii) conducting annual audits of all health and safety management programs and remediating all identified health and safety findings promptly.
The Environmental Policy outlines the Company’s commitment to wise environmental stewardship, including operating its mines and developing new projects in an environmentally sustainable and responsible manner. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable environmental laws, regulations and other environmental obligations in the countries and regions in which it operates, and to follow additional environmental standards and practices that are voluntarily adopted by the Company; (ii) protecting the environment by applying proven management practices to minimize releases of greenhouse gas emissions and other pollutants to the air, land or water, facilitate the appropriate treatment and disposal of waste, and mitigate environmental impacts; (iii) mitigating impacts to biodiversity through research, partnerships and land management processes; (iv) promoting the efficient use of energy, water and other natural resources through recovery, recycling and reuse; (v) striving to ensure the safe and responsible management and storage of tailings in accordance with applicable laws and regulations during the life of each operation and after the closure thereof; (vi) performing progressive reclamation activities during the life of each operation, and regularly updating closure plans to take into consideration the interests of host communities; (vii) communicating this commitment to excellence in environmental performance and climate protection with its subsidiaries, employees, suppliers, contractors, and other agents and the communities in which Ero Copper operates; (vii) allocating the necessary resources to meet its reclamation and environmental obligations; (viii) educating employees regarding environmental matters, including climate change, water conservation and energy efficiency and awareness, and promoting employee participation in minimizing environmental impacts; (ix) striving to ensure all environmental incidents are reported, investigated and remediated; (x) seeking opportunities to improve its environmental performance through adherence to these principles; (xi) regularly reviewing its environmental management system to ensure that it remains appropriate and that Ero Copper’s environmental objectives and targets are being addressed; and (xii) communicating openly and transparently with internal and external interested parties to develop a mutual understanding of environmental issues, needs and expectations, including regularly reporting Ero Copper's water use, energy use and greenhouse gas emissions as well as climate-related risks and opportunities to its stakeholder.
The Environmental, Health, Safety and Sustainability Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.
DISCLOSURE COMMITTEE
The Company has established a Disclosure Committee currently comprised of the CEO, President and CFO, to ensure the provision of accurate and timely communication of important information to our shareholders. The Board has adopted a Disclosure Policy to provide guidance to the Disclosure Committee. The full text of the Disclosure Policy is available on our website at www.erocopper.com.

Additional Company Information
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The authorized voting share capital of Ero consists of an unlimited number of Shares without par value. As of the date of this Circular, there were 102,759,852 Shares issued and outstanding. The Shares are currently listed and traded on the TSX and the NYSE, both under the symbol “ERO”.
As at the date of this Circular, to the knowledge of the directors and executive officers of the Company, no one person or entity beneficially owns or exercises direction or control over, directly or indirectly, more than 10% of the Shares, except the following:

Name of Shareholder(1)	Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares(2)
FMR LLC	11,781,471	11.47%
T. Rowe Price Associates, Inc.	15,938,224	15.51%
Note:
(1)Based on the shareholder's filings under the Company's profile on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR at www.sec.gov
(2)The figures in this column have been calculated on a non-diluted basis.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No current or former directors, executive officers or employees of the Company or any of its subsidiaries, no Nominee, and no associate of any such director, executive officer or Nominee is, as at the date hereof, or has been, during the financial year ended December 31, 2023, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise or indebted to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No director or executive officer of the Company or any of its subsidiaries, Nominee, shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction since January 1, 2023, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS
Management functions of the Company and its subsidiaries are not, to any substantial degree, performed other than by the directors or executive officers of the Company and its subsidiaries.

SHAREHOLDER ENGAGEMENT
The Board and management of Ero believe in the importance of communicating with our shareholders, as open and constructive dialogue can improve Board and management effectiveness and improve corporate performance. Ero communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form, annual report, sustainability report and other public disclosure, website and industry conferences. Ero also holds quarterly earnings teleconference calls, where attendees, including our shareholders and stakeholders, have an equal opportunity to ask questions of management at the end of each call.
Ero also communicates with our shareholders on an annual basis through its management information circular, including this Circular, which provides information about the Board, individual directors, Ero’s governance policies and practices and executive officer and non-executive director compensation policies and practices, and through annual shareholder meetings.
Shareholders, employees and others can communicate directly with the Board by writing to the Chairman or the Lead Director c/o the Senior Vice President, General Counsel and Corporate Secretary, Ero Copper Corp., 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6 or by e-mail at info@erocopper.com.
FOR MORE INFORMATION ON ERO
Additional information regarding Ero, including financial information that is provided in our audited consolidated financial statements and MD&A for the financial year ended December 31, 2023, is available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR at www.sec.gov. Securityholders may also contact the Senior Vice President, General Counsel and Corporate Secretary of the Company by phone at (604) 449-9236 or by e-mail at info@erocopper.com to request copies of these documents free of charge.
DIRECTORS' APPROVAL
The contents of the Circular and the sending thereof to the shareholders of the Company have been approved by the Board.
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Christopher Noel Dunn

Christopher Noel Dunn
Chairman

Vancouver, British Columbia
March 7, 2024

APPENDIX “A”
SUMMARY OF
AMENDED AND RESTATED STOCK OPTION PLAN
OF
ERO COPPER CORP.
Effective May 7, 2020
As Amended April 26, 2023

Key Terms	Summary
Administration
The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Stock Option Plan and to the direction of the Board, administers the Stock Option Plan and exercises all the powers and authorities either specifically granted to it under the Stock Option Plan or necessary or advisable in the administration of the Stock Option Plan, acting reasonably and in good faith and subject to and not inconsistent with the express provisions of the Stock Option Plan.
The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”.

Securities	Each Option entitles the holder thereof (an “Optionee”) to purchase one Share at an exercise price set at the time of the grant.
Eligibility	Any director, officer, employee, consultant or other personnel of the Company (including any subsidiary of the Company), as the Compensation Committee may determine.
Exercise Price
The exercise price of an Option will be determined by the Compensation Committee at the time of the grant, but will be no lower than the volume weighted average trading price of the Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time) (the “Fair Market Value”). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the exercise price will be no lower than the Fair Market Value of the Shares at the time of the grant as determined by the Compensation Committee in its sole discretion acting in good faith.

Vesting and Exercise Period
The vesting and exercise period of an Option will be determined by the Compensation Committee at the time of grant; however, the expiry date of an Option shall be no later than five years from the date of grant, or in the case where the expiry date of an Option occurs during a period of time during which the Optionee cannot exercise or sell securities of Ero due to applicable policies of the Company in respect of insider trading (a “Blackout Period”) or within 10 business days after the expiry of the Blackout Period, then the expiry date for the Option will be the date that is the tenth business day after the expiry of the Blackout Period.

1

Cessation of Employment
Subject to certain limitations, in the event that an Optionee’s employment is terminated for any reason other than death, retirement, long-term disability or for cause, the Options held by such Optionee may be exercised within 60 days of termination, provided such Options have vested and not expired.
Subject to certain limitations, in the event that an Optionee’s employment is terminated due to retirement or as a result of long-term disability, unless the Compensation Committee determines otherwise, the Options held by such Optionee may be exercised within one year of retirement or termination as a result of long-term disability, provided such Options have vested and not expired. In addition, such Optionee’s unvested Options shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date.
Subject to certain limitations, in the event that an Optionee’s employment is terminated by reason of death, unless the Compensation Committee determines otherwise, the Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of such Optionee’s estate within one year following the death of the Optionee or prior to the expiry date, whichever is earlier.
In the event an Optionee’s employment is terminated for cause, the Options held by such Optionee shall expire and terminate immediately upon such Optionee ceasing to actively provide services to the Company in his or her capacity as a director, officer, employee or consultant, as the case may be.

Change of Control
Subject to the Compensation Committee’s ability to accelerate the vesting of Options at any time in its sole discretion, if the Company completes a transaction which results in a “Change of Control” (as defined in the Stock Option Plan), all unvested Options will vest, and if within 90 days (or such other period as the Compensation Committee determines) following the completion of such transaction an event(s) that would constitute “constructive dismissal” (as defined pursuant to common law) occurs, and if within 90 days (or such other period as the Compensation Committee determines) following the date of such “constructive dismissal” an Optionee’s employment is terminated (whether at the Optionee’s discretion or otherwise) then all Options held by such Optionee will remain exercisable until the earlier of 90 days (or such other period as the Compensation Committee determines) from the date of termination and the expiry date thereof.
Notwithstanding the foregoing, with respect to any performance-based Options granted under the Stock Option Plan, vesting of an Option will be dependent on achievement of the applicable performance criteria as of the date of the completion of the above-mentioned transaction and/or be prorated to the date of the completion of such transaction, as applicable.

2

Limitations
The total number of Shares issuable pursuant to the Stock Option Plan (subject to adjustments under the Stock Option Plan) together with all other security based compensation arrangements of the Company (including the Share Unit Plan discussed below) shall not exceed 7% of the Company’s issued and outstanding Shares, on a non-diluted basis, at the relevant time (currently 7,193,189 Shares, based on 102,759,852 Shares issued and outstanding as at the date of this Circular). Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Stock Option Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Stock Option Plan.
Subject to certain limitations, the total number of Shares that may be issued to any individual Optionee under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) in any one-year period, shall not exceed 5% of the number of issued and outstanding Shares at the date of grant (the “Individual Limit”).
Subject to certain exceptions, the total number of Shares issuable to insiders of the Company as a group at any time and the total number of Shares issued to insiders of the Company as a group within any one-year period, under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed 7% of the issued and outstanding Shares, on a non-diluted basis, at the date of grant.
The total number of Shares that may be issued to any one insider of the Company under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed the Individual Limit.
The Fair Market Value of Options that may be granted to each non-employee director of the Company within any one-year period under the Stock Option Plan shall not exceed $100,000, and under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed $150,000.

Net Settlement of Options
The Stock Option Plan provides for the cashless exercise of Options, subject to certain limitations. The number of Shares issuable pursuant to any such cashless exercise is equal to the number determined by dividing (a) the product of the number of unexercised vested Options tendered for settlement by the difference between the Fair Market Value of one Share (calculated as at the date of settlement) and the exercise price of such Options, by (b) the Fair Market Value (calculated as at the date of settlement) of one Share, represented by the following formula:

A x (X-Y)
       X

Where:
A = the number of unexercised vested Options tendered for settlement
X = the Fair Market Value of the Shares on the date of settlement
Y = the exercise price of the Options tendered for settlement

3

Amendments
The Compensation Committee has the right to suspend, discontinue or amend the Stock Option Plan or any Option granted thereunder, provided that it obtains shareholder and necessary regulatory approval prior to certain amendments.
Subject to certain exceptions, approval from a majority of holders of Shares (and other voting securities of the Company) is required to effect the following amendments to the Stock Option Plan: (i) increasing the maximum number of Shares issuable, as a fixed percentage of the issued and outstanding Shares pursuant to the Stock Option Plan; (ii) amendments that would reduce the exercise price of an outstanding Option; (iii) make any amendments to the non-employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) extending the expiry date of any Option beyond its expiry date determined at the date of grant, except with respect to an expiry date that occurs during a Blackout Period; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) amendments to permit the transfer or assignment of Options, except to permit a transfer to a family member, to an entity controlled by the Optionee or a family member, to a charity or for estate planning or estate settlement purposes; and (vii) amendments to the amendment provisions of the Stock Option Plan.

Assignment	Rights respecting Options shall not be transferable or assignable other than by reason of death of the Optionee or by shareholder approval.
4

APPENDIX “B”
SUMMARY OF
AMENDED AND RESTATED SHARE UNIT PLAN
OF
ERO COPPER CORP.
Effective May 7, 2020
As Amended April 26, 2023

Key Terms	Summary
Administration
The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Share Unit Plan, applicable securities and tax law requirements and to the direction of the Board: (i) interprets and administers the Share Unit Plan; (ii) may establish, amend and rescind any rules and regulations relating to the Share Unit Plan; and (iii) makes other determinations that the Compensation Committee deems necessary or desirable for the administration and operation of the Share Unit Plan.
The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”.

Eligibility	Any director, officer, employee, or consultant of the Company or of any of its subsidiaries, as the Compensation Committee may determine.
Securities
Each vested Share Unit entitles the holder thereof (a “Share Unit Participant”) to receive on or about the applicable date of vesting of such Share Unit: (i) one Share; (ii) a cash amount equal to the Fair Market Value of one Share (the “Cash Consideration”) as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion.

Performance Conditions
At the time of grant of a Share Unit, the Compensation Committee may, in its sole discretion, establish performance conditions for the vesting of such Share Unit, which may include terms or conditions relating to: (i) the market price of the Shares; (ii) the return to holders of Shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the Share Units.
The performance conditions may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant become vested depending on the extent of satisfaction of one or more performance conditions. The Compensation Committee may, in its discretion, subsequent to the grant of a Share Unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each Share Unit for which vesting is subject to performance conditions is herein referred to as a “PSU”. Each Share Unit for which vesting is not subject to performance conditions is herein referred to as an “RSU”.

1

Vesting
Each RSU shall vest at such time as determined by the Compensation Committee at the time of grant. Each PSU shall vest at such time as determined by the Compensation Committee at the time of grant, subject to satisfaction of applicable Performance Conditions.
The vesting date of a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of Income Tax Act (Canada), as amended from time to time (the “Tax Act”), as such subsection may be amended or enacted from time to time.

Redemption
Each Share Unit will be redeemed on the date (the “Redemption Date”) selected by the Compensation Committee following the date of vesting of such Share Unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exceptions and restrictions.
The Redemption Date for a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act, as such subsection may be amended or enacted from time to time.

Deferral Date
Non-Canadian Share Unit Participants may elect to defer the receipt of all or any part of their entitlement to Shares and/or Cash Consideration, as applicable, until a date following the Redemption Date but no later than such individual’s date of retirement (the “Deferred Payment Date”). Non-Canadian Share Unit Participants who elect to set a Deferred Payment Date must provide prior notice to the Company and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company.

Dividends	When dividends are paid on Shares, each Share Unit Participant shall be credited with dividend equivalents in respect of the Share Units credited to his or her account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Share Units (including fractional Share Units) based on the Fair Market Value of the Share on the date credited and redeemed on the Redemption Date or a later deferred date, as applicable, of the Share Unit with respect to which the dividend equivalent was granted.
2

Cessation of Employment
Subject to certain restrictions, if a Share Unit Participant is terminated by the Company for cause or if a Share Unit Participant voluntarily terminates his or her employment for any reasons or resigns as a director, as applicable, all of his or her Share Units that have not reached their respective Redemption Dates as at the date of termination will be cancelled, and all of his or her Share Units that have reached their respective Redemption Dates as at the date of termination but redemption thereof has been deferred by the Share Unit Participant will be redeemed as soon as possible for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion.
Subject to certain restrictions, in the event that a non-director Share Unit Participant’s employment is involuntarily terminated for reasons other than cause, his or her Share Units will be redeemed on the date of termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time.
Subject to certain restrictions, in the event that a director Share Unit Participant is not re-elected at an annual or special meeting of shareholders of the Company, his or her Share Units will be redeemed on the date of the annual or special meeting of shareholders for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time.
Subject to certain restrictions, in the event that a Share Unit Participant dies, his or her Share Units will be redeemed upon the date of death for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion.

Change of Control
In the event that a Share Unit Participant is terminated for reasons other than cause within 12 months following a “Change of Control” (as defined in the Share Unit Plan), all Share Units held by such Share Unit Participant will be redeemed as soon as reasonably practical following such termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion; provided that in the event that any Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed.

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Limitations
The number of Shares reserved for issuance under the Share Unit Plan: (i) together with the Shares issuable under all other security based compensation arrangements of the Company (including the Stock Option Plan), shall not exceed 7% of the total number of issued and outstanding Shares, on a non-diluted basis, subject to certain limited exceptions (currently 7,193,189 Shares, based on 102,759,852 Shares issued and outstanding as at the date of this Circular); and (ii) to any one Share Unit Participant within a 12-month period shall not exceed 2% of the total number of issued and outstanding Shares.
The number of Shares issuable to insiders of the Company as a group at any time and the number of Shares issued to insiders of the Company as a group within any one-year period, under the Share Unit Plan together with all other security based compensation arrangements of the Company shall not exceed 7% of the total number of issued and outstanding Shares, on a non-diluted basis.
The number of Shares issuable to non-employee directors of the Company as a group, under the Share Unit Plan, shall not exceed 1% of the total number of issued and outstanding Shares, on a non-diluted basis. The Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan shall not exceed $150,000. Notwithstanding the foregoing, the Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan together with all security based compensation arrangements of the Company shall not exceed $150,000.

Amendments
The Compensation Committee has the right to suspend, terminate or amend the Share Unit Plan or any portion thereof, subject to certain restrictions and provided that it obtains any necessary prior shareholder and/or regulatory approvals.
The following amendments to the Share Unit Plan may be effected without obtaining prior shareholder approval: (i) amendments to the terms and conditions necessary to ensure that the Share Unit Plan complies with applicable regulatory requirements; (ii) amendments respecting administration of the Share Unit Plan; (iii) amendments respecting the terms and conditions on which Share Units may be granted; and (iv) amendments of a “housekeeping” nature.
Prior shareholder approval is required to effect any amendment to the Share Unit Plan related to: (i) the number or percentage of Shares available for grant; (ii) removing or exceeding the number of Shares issuable or that may be issued to insiders as a group under the Share Unit Plan; (iii) removing or exceeding the non-employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) permitting the transfer or assignment of Share Units other than for normal estate settlement purposes; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) changing the method of calculation of redemption of Share Units; (vi) extending the term for redemption of Share Units; and (vii) any amendments to the amendment provisions of the Share Unit Plan.

Assignment	Rights respecting Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution or by shareholder approval.
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APPENDIX “C”
ERO COPPER CORP.
BOARD OF DIRECTORS MANDATE

1.Purpose
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of Ero Copper Corp. (“Ero” or the “Company”). The Board, directly and through its committees and the Chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.
2.Duties and Responsibilities
The Board shall have the specific duties and responsibilities outlined below.
Strategic Planning
(a)Strategic Plans
The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.
(b)Business and Capital Plans
At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.
(c)Monitoring
At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.
Risk Management
(a)General
At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.
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(b)Verification of Controls
The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.
Human Resource Management
(a)General
At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation.
(b)Succession Review
At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.
(c)Integrity of Senior Management
The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.
Corporate Governance
(a)General
At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.
(b)Director Independence
At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.
(c)Ethics Reporting
The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.
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(d)Board of Directors Mandate Review
At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules or regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.
Communications
(a)General
The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.
(b)Shareholders
The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.
3.Composition
General
The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; any Canadian residency requirements; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia), the Securities Act (British Columbia) and the notice of articles and articles of the Company, subject to any exemptions or relief that may be granted from such requirements.
Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

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Independence
A majority of the Board must be independent, subject to any exemptions or relief that may be granted from such requirement. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time.
Chair of the Board
The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall, from the time that the Company obtains a listing of its securities on a public market or stock exchange, select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.
4.Committees of the Board
The Board has established the following committees: the Compensation Committee, the Audit Committee, the Nominating and Corporate Governance Committee and the Environmental, Health, Safety and Sustainability Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.
Committee Mandates
The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.
Delegation to Committees
The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.
Consideration of Committee Recommendations
As required by applicable law, by applicable committee mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

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Board/Committee Communication
To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.
5.Meetings
The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.
Meetings of the Board shall be conducted in accordance with the Company’s articles.
Secretary and Minutes
The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.
Meetings Without Management
The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.
Directors’ Responsibilities
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.
Access to Management and Outside Advisors
The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

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Service on Other Boards
Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.
6.Management
Position Descriptions for Directors
The Board has approved position descriptions for the Chair, the Lead Director and the chair of each Board committee. At least annually, the Board (or the Nominating and Corporate Governance Committee if the Board so directs) shall review such position descriptions.

Position Description for CEO
The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee and/or the Nominating and Corporate Governance Committee reviewing this position description and such corporate goals and objectives.
7.Director development and evaluation
Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs.
8.No Rights Created
This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

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